Form 10-K, Exhibit 13
period 2002-12-31
INTEGRATED DEFENSE TECHNOLOGIES INC
filed 2003-03-28
CIK 1163461

Exhibit 13


                 Five-Year Financial Summary


  The following table sets forth selected historical information for the Company and the Company's predecessor. The selected historical information as of October 23, 1998 and for the period then ended was derived from the predecessor company's audited financial statements. The predecessor company is PEI Acquisitions Corporation ("PAC"), which was incorporated on October 24, 1996. On October 23, 1998, PEI Electronics Holding Corp. ("PEH"), through its wholly-owned subsidiary PEI Holdings Corp. ("PHC"), acquired all of the outstanding common stock of PAC. Subsequently, PHC was merged into PAC, and PAC was merged into its wholly-owned subsidiary, PEI Electronics, Inc. On July 20, 1999, PEH changed its name to Integrated Defense Technologies, Inc. ("IDT" or "the Company"). On August 6, 1999, the Company acquired substantially all of the assets and assumed certain liabilities of the Sierra Research division of Sierra Technologies, Inc. and the Zeta division of Sierra Networks, Inc., and on September 29, 2000, it acquired all of the outstanding common stock of Tech-Sym Corporation ("Tech-Sym"). The subsidiaries of Tech-Sym retained by the Company include Metric Systems Corporation ("Metric"), Continental Electronics ("Continental"), and Enterprise
Electronics Corporation ("Enterprise"). On November 1, 2002, the Company acquired substantially all of the assets and assumed certain of the liabilities of BAE SYSTEMS Advanced Systems Gaithersburg, Maryland operation (now known as "Signia"). Concurrent with this acquisition, the Company's Zeta division was reorganized and combined with Signia. The Company's financial statements reflect the results of operations of the acquired entities since their respective dates of acquisition, and as such, these acquisitions affect the comparability of the financial data for the periods presented.

  The following selected historical financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements contained in this Annual Report.



                                                                 The Company                       Predecessor
                                          -------------------------------------------------------- -----------
                                                                                      October 24,   January 1,
                                                                                        1998 to      1998 to
                                                    Year ended December 31,           December 25,  October 23,
                                              2002       2001      2000       1999       1998          1998
                                          -------------------------------------------------------- -----------
                                                        (In thousands except per share amounts)

Revenues                                   $304,361   $263,952   $180,573   $102,232     $10,198     $38,796
Goodwill impairment charge (1)               (3,012)       ---        ---        ---         ---         ---
Income from operations                       26,749     26,001     14,981      8,078         901       3,994
Refinancing costs (1)                       (25,748)       ---     (1,492)    (2,840)        ---         ---
Net income (loss)                            (4,107)     2,299        605       (616)         25       2,916
Earnings (loss) per share, basic               (.21)       .17        .06       (.06)        ---         ---
                           diluted             (.21)       .15        .05       (.06)        ---         ---
Working capital at end of period            110,668     73,306     75,176     18,131       9,247       7,281
Total assets at end of period               447,700    278,298    284,895    121,089      47,353      14,601
Total debt at end of period                 218,708    171,225    177,710     66,824      31,741         ---
Stockholders' equity at end of period       163,409     50,180     54,584     29,800      10,025       5,894


 (1) See Notes 3 and 5 of Notes to Consolidated Financial Statements contained in this Annual Report for a discussion of the refinancing and goodwill impairment charges incurred by the Company during the three year period ended December 31, 2002. The goodwill impairment charge is included in the determination of income from operations for the year ended December 31, 2002.









           MANAGEMENT'S DISCUSSION AND ANALYSIS OF
        FINANCIAL CONDITION AND RESULTS OF OPERATIONS


  General

  Integrated  Defense Technologies, Inc. (the "Company")  is
a   designer  and  developer  of  advanced  electronics  and
technology   products  for  the  defense  and   intelligence
industries. The Company's products are installed on or used in support of a broad array of military platforms in order to enhance their operational performance or extend their useful lives. The Company's customers include all branches of the military services, major domestic prime defense contractors such as The Boeing Company, General Dynamics Corporation, Lockheed Martin Corporation, Northrop Grumman
Corporation,    Raytheon   Company   and   United    Defense
Industries,  Inc.,  foreign  defense  contractors,   foreign
governments and U.S. Government agencies.

  Most of the Company's revenue is derived from programs funded by the Department of Defense. Revenue from direct and indirect U.S. Government business represented approximately 84% of the Company's revenue for the year ended December 31, 2002, compared to 77% for the year ended December 31, 2001 and 84% for the year ended December 31, 2000. A significant portion of the Company's sales is derived from strategic, long-term programs and from programs for which the Company is the incumbent supplier or has been the sole provider for many years. Approximately 70% of the Company's sales for the year ended December 31, 2002 were generated from sole-source contract relationships on programs that comprise essential components of the military's force structure.

  The Company's contracts typically fall into two categories: cost-plus and fixed-price contracts. Contracts for research, engineering, prototypes, and repair and maintenance are typically cost-plus arrangements. Customer-funded research and development costs are typically included in the Company's contracts and booked as revenue and cost of revenue.

  In a fixed-price contract, the price is not subject to adjustment based upon cost incurred to perform the required work under the contract. In a cost-plus contract, the Company is reimbursed for allowable incurred costs plus a fee, which may be fixed or variable. The price on a cost-plus contract is based on allowable costs incurred, but generally is subject to contract funding limitations. Under fixed-price contracts the Company agrees to perform for a predetermined contract price. Although fixed-price contracts generally permit the Company to keep profits if costs are less than projected, the Company bears the risk that increased or unexpected costs may reduce profit or cause the Company to sustain losses on the contracts. Generally, fixed-price contracts offer higher margins than cost-plus type
contracts.    For  the  year ended December  31,  2002,  the
Company generated approximately 82% of its sales from fixed-
price   contracts  and  approximately  18%  from   cost-plus
contracts, providing a mix of higher profit margin (fixed-price) business and predictable profitability (cost-plus) business.

  All of the Company's domestic U.S. Government contracts and subcontracts are subject to audit and various cost controls and include standard provisions for termination at the convenience of the U.S. Government or for default. The Department of Defense generally has the right to object to the costs as not allowable or as unreasonable, which can increase the level of costs the Company bears. Multi-year U.S. Government contracts and related orders are subject to cancellation if funds for contract performance for any subsequent year are not available. Foreign government contracts generally include comparable provisions relating to termination at the convenience of the foreign government or for default.

  Through December 31, 2002, the Company accounted for substantially all of its contracts using the percentage-of-
completion   method  of  accounting.   Going  forward,   the
Company's mix of percentage-of-completion revenues to total revenues will decline to approximately 80%, as the Company's newly-acquired Signia business consists primarily of shorter-term production jobs for which revenues are not recognized until delivery. Under the percentage-of-completion method of accounting, revenue is matched with the cost incurred on each unit produced at the time the Company recognizes its sale based upon the estimate of gross profit margin the Company expects to receive over the life of the contract. The Company currently evaluates its estimates of gross margin on a monthly basis. In addition, the Company uses the cumulative catch-up method to recognize its changes in estimates of sales and gross margins during the period in which those changes are determined. The Company charges any anticipated losses on a contract to operations as soon as those losses are determined. The principal components of the
Company's   contract   cost  of   revenue   are   materials,
subcontractor costs, labor and overhead. The Company charges all of these costs to the respective contracts as incurred.

  The Company expenses operating costs such as selling, general and administrative, independent research and development costs and bid and proposal costs in the period incurred. The major components of these costs are compensation and overhead. Capitalized debt issuance costs, qualifying software development costs and intangible assets are amortized over their useful lives, with the amortization of capitalized software development costs included as a component of the Company's cost of revenue. Effective January 1, 2002, in accordance with the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), the Company no longer amortizes its goodwill, although it must test its goodwill periodically for impairment.

  The Company's results of operations, particularly its revenue and its cash flows, may vary significantly from period to period depending upon the timing of delivery of finished products, the terms of contracts and the level of export sales. As a result, period-to-period comparisons may show substantial changes disproportionate to the Company's underlying business activity. Accordingly, the Company does not believe that its quarterly results of operations are necessarily indicative of results for future periods.

  Forward-Looking Statements

  The information contained in this report includes forward-looking statements, including in particular statements about plans, strategies and prospects under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations." Words such as "may," "will," "expect," "anticipate," "believe," "estimate," "plan," "intend" and similar expressions in this report identify forward-looking statements. These forward-looking statements are based on current views with respect to future events and financial performance of the Company based on assumptions made by management. Actual results could differ materially from those projected in the forward-looking statements.

  The Company's forward-looking statements are subject to risks and uncertainties, including:

  o the Company's dependence on the defense industry and the business risks peculiar to that industry, including changing priorities due to geopolitical conditions or otherwise, or reductions in the U.S. Government defense budget;

  o the Company's ability to obtain future government contracts on a timely basis;

  o the availability of government funding and customer requirements;

  o the potential development of new and competing technologies and the Company's ability to compete technologically;

  o difficulties encountered in the integration of acquired businesses;

  o  general   economic  conditions,   the   competitive
     environment of the defense industry, international business and political conditions and timing of awards and contracts;
     and

  o  other factors described under "Factors Which May Affect
     Financial Condition and Future Results".

  As for the forward-looking statements that relate to future financial results and other projections, actual results could be different due to the inherent uncertainty of estimates, forecasts and projections, and may be better or worse than anticipated. Given these uncertainties, no reliance should be placed on forward-looking statements. Forward-looking statements represent the Company's estimates and assumptions only as of the date they were made. The Company expressly disclaims any duty to provide updates to forward-looking statements and the estimates and assumptions associated with them after the date of this report in order to reflect changes in circumstances or expectations or occurrence of unanticipated events, except to the extent required by applicable securities laws.


  Corporate History

  The Company's equity sponsor, The Veritas Capital Fund, L.P., acquired PEI Electronics Inc. ("PEI") in October 1998 (the "1998 Acquisition"). PEI served as the Company's foundation in acquiring other businesses. In August 1999,
the   Company  acquired Sierra Research   ("Sierra")  and
the  Zeta  division  of   Sierra Networks,  Inc.  ("Zeta")
(the "1999 Acquisition"). In September 2000, the Company acquired Tech-Sym Corporation, retaining its Metric Systems
Corporation   ("Metric") subsidiary,    its    Continental
Electronics division ("Continental"), and its Enterprise Electronics Corporation ("Enterprise") subsidiary (the
"2000 Acquisition") and concurrently sold two other subsidiaries of Tech-Sym Corporation to companies owned by The Veritas Capital Fund, L.P. On November 1, 2002, the Company acquired substantially all of the assets and assumed certain of the liabilities of BAE SYSTEMS Advanced Systems,
Gaithersburg, Maryland  operation (now   known  as  "Signia")
(the "2002 Acquisition").   Concurrent  with   the   2002
Acquisition, Zeta was reorganized and combined with Signia. The Company's historical financial statements reflect the results of operations of the acquired companies from their respective acquisition dates. Accordingly, the Company's
consolidated  financial  statements  for  the   year   ended
December 31, 2000 include only the October through December results of Metric, Enterprise and Continental, and its
consolidated  financial  statements  for  the   year   ended
December 31, 2002 include only the November through December
results  of  Signia.   See Note 4 of Notes  to  Consolidated
Financial Statements contained in this Annual Report for a complete discussion of these acquisitions and their impact on the Company's consolidated financial position and results of operations.

  Metric and Sierra are included in the Company's Electronic Combat Systems business segment, PEI comprises the Diagnostics & Power Systems segment, and Zeta, Enterprise, Continental and Signia are included in the Communications & Surveillance Systems segment.

  Results of Operations

  The  following  tables summarize the  Company's  operating results  as a percentage of revenue and its business segment data for the three years ended December 31, 2002:
--------------------------------------------------------------------------------
Year ended December 31,                                  2002     2001     2000
--------------------------------------------------------------------------------

Statement of operations and other financial information:

Revenue                                                  100.0%  100.0%   100.0%
Cost of revenue                                           72.2    69.5     72.2
--------------------------------------------------------------------------------

  Gross margin                                            27.8    30.5     27.8

Selling, general and administrative expenses              12.6    13.2     11.4
Research and development and bid and proposal expenses     5.0     4.8      4.9
Goodwill impairment charge                                 1.0     ---      ---
Amortization of patents, debt issuance costs and goodwill   .4     2.7      3.2
--------------------------------------------------------------------------------

  Income from operations                                   8.8%    9.8%     8.3%
================================================================================
EBITDA (1)                                                13.9%   16.6%    15.3%
================================================================================



Operations  information  by  segment  and  other
  financial information:
(In millions)

Revenue:
 Electronic Combat Systems                              $153.0  $130.1    $84.4
 Diagnostics & Power Systems                              84.1    72.2     60.2
 Communications & Surveillance Systems                    67.0    60.4     34.8
 Other                                                      .3     1.3      1.2
--------------------------------------------------------------------------------

   Total revenue                                        $304.4  $264.0   $180.6
================================================================================

Gross profit:
 Electronic Combat Systems                               $46.8   $43.0    $22.6
 Diagnostics & Power Systems                              19.5    17.1     16.2
 Communications & Surveillance Systems                    18.3    20.0     10.8
 Other                                                     ---      .5       .5
--------------------------------------------------------------------------------

   Total gross profit                                    $84.6   $80.6    $50.1
================================================================================

EBITDA (1):
 Electronic Combat Systems                               $27.9   $28.0    $14.8
 Diagnostics & Power Systems                              10.6     9.7      8.3
 Communications & Surveillance Systems                     4.1     6.3      3.9
 Other                                                     (.4)    (.1)      .7
--------------------------------------------------------------------------------

   Total EBITDA                                          $42.2   $43.9    $27.7
================================================================================

(1) The Company's EBITDA represents income from operations plus depreciation and amortization, including goodwill amortization and any goodwill impairment charge. EBITDA is not a presentation made in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), and as such, it should not be considered in isolation or as a substitute for net income (loss), cash flows from operating activities or other income or cash flow statement data prepared in accordance with U.S. GAAP or as a measure of profitability or liquidity. EBITDA is the measure of segment profit or loss which is reviewed by the Company's Chief Executive Officer and Board of Directors, and as such, in accordance with the provisions of FASB Statement of Financial Accounting
    Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, it is the measure used for the Company's segment disclosures. The Company monitors EBITDA by segment to determine each segment's ability to satisfy its debt service, capital expenditure and working capital requirements and because certain covenants in the Company's revolving credit and term loan facility are based upon similar measures. The Company's EBITDA is not necessarily comparable to other similarly titled captions used by other companies. For a reconciliation of the Company's EBITDA to income
    (loss) before income taxes, see Note 15 of Notes to Consolidated Financial Statements contained in this Annual Report.

  Results of Operations. In 2002, the Company incurred a net loss of $4.1 million on revenues of $304.4 million, compared to net income of $2.3 million on revenues of $264.0 million in 2001, and net income of $.6 million on revenues of $180.6 million in 2000.

  The Company's net loss for 2002 includes charges incurred in connection with debt refinancings undertaken on the occasions of its initial public offering in February 2002 and its acquisition of Signia in November 2002 totaling $25.7 million ($15.8 million after tax). The net loss also includes charges incurred in connection with the integration of the Zeta division into Signia, consisting of severance pay for terminated employees of $.3 million ($.2 million after tax) and a $3 million ($1.9 million after tax) write-off of the goodwill previously associated with Zeta. These charges were partially offset by the lack of goodwill amortization in 2002 and by an $11.2 million ($7.1 million after tax) reduction in the Company's interest expense as a result of the February 2002 refinancing. For a complete description of the charges, see "Refinancing Costs" and "Reorganization" following.

  Refinancing  Costs.   On February 27,  2002,  the  Company
completed an initial public offering of 8 million shares of common stock at $22 per share. In the offering, the Company sold 6 million primary shares, generating net cash proceeds of $116.7 million. The majority of these proceeds were used for debt retirement and refinancing. Concurrent with the closing of the offering, the Company repaid the outstanding balances on its revolving credit and term loan agreement and its senior subordinated notes, and replaced the previous revolving credit and term loan facility with a new facility
provided  by  a  syndicate  of financial  institutions.   On
November 1, 2002, in connection with the 2002 Acquisition, the Company amended and restated the revolving credit and term loan facility. See "Liquidity and Capital Resources" following for further discussion of the Company's debt refinancing, and of the terms and covenants associated with the amended revolving credit and term loan facility.

  In connection with the February 2002 early debt retirement and refinancing, the Company incurred charges totaling $20.7 million, including prepayment penalties of $2.6 million, a $4.8 million write-off of the capitalized debt issuance costs associated with the previous debt, a $5.7 million write-off of unamortized discount on its senior subordinated notes, and a $7.6 million payment to terminate interest rate swap agreements associated with the retired debt. These charges are reflected as "Refinancing costs" in the Company's consolidated statement of operations for the year ended December 31, 2002.

  In November 2002, in connection with the 2002 Acquisition, the Company incurred charges totaling $5.1 million in connection with the amendment of its six-year term loan. The Company wrote off the $1.5 million unamortized balance of previously capitalized debt issuance costs associated with its six-year term loan and expensed the $3.6 million of costs paid to its lenders in connection with modification of the loan. These charges are included in "Refinancing costs" in the Company's consolidated statement of operations for the year ended December 31, 2002.

  On September 29, 2000, the Company substantially modified its previous subordinated note agreement and incurred charges of $1.5 million, consisting of a write-off of the capitalized debt issuance costs associated with the prior note and an expensing of the costs paid to its lenders in connection with the modification. These charges are reflected as "Refinancing costs" in the Company's consolidated statement of operations for the year ended December 31, 2000.

  Reorganization. In an effort to reduce overhead costs and take advantage of available business synergies, in the fourth quarter of 2002, the Company reorganized and combined its Zeta division into its newly-acquired Signia operation. Signia assumed all management and administrative responsibilities for Zeta, resulting in the termination of fourteen Zeta employees. Severance costs associated with these terminations totaled $250,000 and are included in "Selling, general and administrative expenses" in the Company's consolidated statement of operations for the year ended December 31, 2002. The severance liability is included in "Accrued compensation" in the December 31, 2002 consolidated balance sheet.

  As   part   of  the  reorganization,  management undertook
an extensive review of  Zeta's  product planning,   sales,
marketing,   engineering,   production, overhead structure,
management, customer relationships,  and in-process  order
fulfillment.   This  review  resulted  in upward   revisions
of cost estimates on several under-performing in-process jobs. The fourth quarter 2002 impact of this change in estimate was a $1.5 million reduction in Zeta's revenues and
a $2.6 million increase in its cost of revenues.   Management
believes the process improvements effected at the Zeta division will prevent recurrence of significant changes in cost estimates.

  In addition, due to the reorganization and combination, the Company wrote-off the remaining unamortized Zeta goodwill. This $3 million write-off is reflected as a "Goodwill impairment charge" in the Company's consolidated statement of operations for the year ended December 31, 2002.

  The Company is seeking additional cost savings from the combination of Zeta and Signia. Excluding the impact of any further savings, the Company estimates that the combination of Zeta and Signia will result in an annual savings of approximately $1.4 million, primarily in the form of reduced general and administrative expenses resulting from the reduction in headcount.

  Revenue.     The  Company's revenue for  2002  was  $304.4
million, up $40.4 million from the prior year, after increasing by $83.4 million and $78.3 million in 2001 and 2000, respectively.

  The 2000 revenue increase resulted primarily from the 2000 Acquisition, which added $30.9 million to 2000 revenue, and from the full year impact of the 1999 Acquisition, which contributed $46.4 million in incremental revenue over the 1999 level, affecting both the Electronic Combat Systems and
Communications  &  Surveillance  Systems   segments.   The
revenue increase from the 1999 Acquisition included approximately $8.0 million attributable to increased volume from the Aircraft Survivability Equipment Trainer and Station Keeping Equipment follow-on program sales of the Electronic Combat Systems segment.

  The 2001 revenue increase resulted primarily from the full year impact of the 2000 Acquisition, which contributed approximately $90.1 million in incremental revenue over the 2000 level, increasing Electronic Combat Systems' and Communications & Surveillance Systems' revenues by $56.5 million and $33.6 million, respectively. The increase in Electronic Combat Systems' revenues was partially offset by program award delays in the segment's data link programs, which resulted in the deferral of $10.1 million of revenue into 2002. The increase in Communications & Surveillance Systems' revenues was partially offset by a $7.7 million decline in sales of microwave subsystems by the Company's Zeta division. Diagnostics & Power Systems' revenues increased by $12.0 million from the 2000 level due to increased volume in the Reentry System Test Set and Light Armored Vehicle diagnostics programs.

  In 2002, Electronic Combat Systems' revenue increased by $22.9 million due primarily to the $10.1 million of data link program revenue deferred from 2001 and to strong
bookings  in  fourth  quarter  2001  and  throughout   2002,
including a large fourth quarter 2001 order from the U.S. Navy Fiber Optics Data Management System program and several orders for the segment's airborne instrumentation pods under
the  Air  Force  P4 Refurbishment Contract.   Diagnostics  &
Power Systems' revenue was up $11.9 million as the result of strong fourth quarter 2001 orders for embedded diagnostics, additions to the scope of the Abrams Systems Technical Support program, earlier than expected booking of the Common Support Function Module program, and an early contract award for the 10th Year Power Supplies and Displays program. Communications & Surveillance Systems' revenues increased by
$6.6   million  from  the  2001  level  due  to   the   2002
Acquisition. Signia's revenues totaled $7.5 million for the two month period of ownership in 2002. Excluding the impact
of   Signia,   2002   revenues  for  the  Communications   &
Surveillance segment were less than expected due to the first quarter loss of a weather radar system booking in Turkey and to further declines in revenues of the Company's Zeta division.

  Gross  Profit.     The  Company's gross profit  percentage
for 2002 was 27.8%, down 2.7 points from the prior year level, after increasing by 2.7 points in 2001 and 4.6 points in 2000.

  The 2000 gross margin increase was due primarily to better than anticipated cost performance in the Aircraft Survivability Equipment Trainer and Station Keeping Equipment follow-on programs in the Electronic Combat Systems segment. Gross margin was also affected by the 2000 Acquisition, specifically by the high-margin weather radar systems products of the Company's Communications & Surveillance Systems segment.

  The  2001  gross margin increase was primarily the  result of the full year impact of the 2000 Acquisition, specifically due to the higher margins associated with the weather radar systems
products  of  the  Communications  &  Surveillance   Systems
segment and a favorable mix of test and training revenue  in the  Electronic  Combat  Systems segment.  Gross  profit  was adversely  affected by lower microwave sales volume  and  by
lower   capacity   utilization  in  the   Communications   &
Surveillance Systems segment. Also negatively impacting 2001 gross  margin were start-up costs associated with the  Power
Management  program  of  the  Diagnostics  &  Power  Systems segment.  This  negative impact was offset  by  better  than anticipated  cost  performance in  that  segment's  Aircraft
Survivability   Equipment  Trainer   and   Station   Keeping
Equipment follow on programs.

  The  2002  gross margin decline was due primarily  to  low margins earned on revenues of the Zeta division of the Communications & Surveillance Systems segment and increased volume in the Diagnostics & Power Systems segment. Diagnostics & Power Systems has a higher proportion of cost-plus business than the Company's other segments, and as such, its margins are generally lower and can reduce the Company's consolidated margin percentage in periods of increased Diagnostics revenue relative to total revenue. Electronic Combat Systems' margins declined by 2.5 points from the 2001 level as its prior year margins were unusually high due to the favorable mix of test and training revenue.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses for 2002 were $38.5 million, up $3.7 million from the prior year level, after increasing by $14.3 million and $12.4 million in 2001 and 2000, respectively. As a percentage of revenue, selling, general and administrative expenses were 12.6%, compared to 13.2% in 2001 and 11.4% in 2000.

  The 2000 increase in selling, general and administrative expenses was primarily the result of the 2000 Acquisition, which added approximately $3.0 million to expenses, and the full year impact of the 1999 Acquisition, which added approximately $7.0 million in incremental expenses over the 1999 level, affecting both the Electronic Combat Systems and Communications & Surveillance Systems segments. In addition, the full year impact of initial establishment of the corporate office infrastructure and staff in 1999 added approximately $1.9 million in incremental expenses over the 1999 level.

  The 2001 increase in selling, general and administrative expenses resulted primarily from the full year impact of the 2000 Acquisition, which added $14.3 million in incremental expenses over the 2000 level, affecting both the Electronic Combat Systems and Communications & Surveillance Systems segments. Additionally, in the fourth quarter of 2001, the Company incurred $0.4 million in severance costs and relocation expenses in connection with staff reductions and a facility relocation in its Communications & Surveillance Systems segment. The impact of these additional expenses was offset by a reduction in consulting expenses in the Diagnostics & Power Systems segment due to the conclusion of its business process re-engineering.

  The 2002 increase in selling, general and administrative expenses resulted primarily from additional administrative expenses associated with operation, effective February 27, 2002, as a publicly-held company. These incremental expenses consisted primarily of increased headcount at the corporate office, the addition of an investor relations function, increased cost of obtaining directors and officers' liability insurance, and increased accounting and legal fees. Excluding the corporate administrative expenses allocated to the business segments, Electronic Combat Systems' and Diagnostics & Power Systems' selling, general and administrative expenses were both up by approximately $.6 million from the 2001 level due to normal business growth. Partially offsetting these increases was a $.9 million decline in Communications & Surveillance Systems' expenses, as the savings achieved from aggressive cost-cutting measures, including its fourth quarter 2001 staff reduction and facility relocation, more than offset the impact of the 2002 Acquisition, which added $1.2 million to the segment's 2002 expenses. The Company anticipates an approximate $7 million incremental increase in its 2003 expenses as the result of the 2002 acquisition; however, this increase is not expected to impact the correlation between the Company's selling, general and administrative expenses and its revenues. The Company continues to seek ways to reduce its selling, general and administrative expenses but anticipates that its corporate administrative expenses may continue to increase, particularly in 2003, as the result of new corporate governance legislation and the increasing costs of compliance, including but not limited to increased legal and accounting fees and increasing costs of obtaining directors and officers' liability insurance.

  Research    and   Development   and   Bid   and   Proposal
Expenses. Research and development and bid and proposal expenses were $15.1 million in 2002, up $2.5 million from the prior year level after increasing by $3.9 million in 2001 and $4.4 million in 2000. These expense increases correspond directly to growth in the Company's business, primarily due to the 1999, 2000 and 2002 Acquisitions. As a percentage of revenue, the Company's independent research and development and bid and proposal expenses have been maintained at a level of approximately 5% for each of the three years in the period ended December 31, 2002, at both a consolidated and business segment level, with independent research and development expenses approximating 2% of revenues and bid and proposal expenses approximating 3% of revenues in each of the three years.

  Amortization expense. The Company's amortization expense, excluding amounts included in cost of revenue for amortization of internally developed software, was $.4 million in 2002, down significantly from the prior two years. The Company ceased amortization of its goodwill on January 1, 2002 in accordance with the provisions of SFAS
142. See Note 9 of Notes to Consolidated Financial Statements contained in this Annual Report for a pro forma presentation of the Company's results of operations excluding goodwill amortization for 2001 and 2000.

  The Company's amortization expense can be expected to increase by approximately $2.0 million in 2003 due to the full year impact of amortization associated with intangible assets acquired in the 2002 Acquisition. See Notes 4 and 9 of Notes to Consolidated Financial Statements contained in this Annual Report for further details of these newly-acquired intangible assets.

  Income  from  Operations.     The  Company's  income  from
operations was $26.7 million or 8.8% of revenue in 2002,
versus $26.0  million  or  9.8%  of  revenue  in  2001   and
$15.0 million or 8.3% of revenue in 2000. The Company's 2002 income from operations includes a $3.0 million charge for impairment of the goodwill of the Zeta division, as further described under "Reorganization" preceding.

  Electronic  Combat  Systems had   operating  income  of
$20.6 million in 2002 compared to $16.0 million in 2001 and $7.4 million in 2000. The 2001 increase was due primarily to the full year impact of the 2000 Acquisition and an improved gross margin resulting from the favorable mix of test and training revenue. The 2002 improvement was primarily the result of increased volume and a lack of goodwill amortization expense, partially offset by the reduction in its gross margin back to a more normal level and an increase in selling, general and administrative expenses, primarily the result of increased corporate administrative expense related to public company status.

  Diagnostics & Power Systems had an operating income of $8.8 million in 2002, compared to $6.2 million in 2001 and $4.6 million in 2000. The increases in both years resulted primarily from growth in the segment's business. In 2002, the positive impact on the segment's results of operations resulting from the lack of goodwill amortization was offset by an increase in the segment's operating expenses, primarily due to increased corporate administrative expense related to public company status.

  Communications & Surveillance Systems had an operating loss of $1.5 million in 2002, compared to operating income of $2.6 million in 2001 and $2.2 million in 2000. The segment's 2002 operating results include the $3.3 million in charges
associated   with  the  combination  of  Zeta  and  Signia
described previously. These charges were partially offset by the positive results achieved from downsizing and cost control efforts and the lack of goodwill amortization expense in 2002.

  Interest Expense. The Company's interest expense was $8.3 million, $19.4 million, and $10.1 million, respectively, in 2002, 2001, and 2000. A substantial portion of the Company's indebtedness during these periods bore interest at a floating LIBOR-based rate. (See Note 10 of Notes to Consolidated Financial Statements and "Liquidity and Capital Resources" following for further discussion of the Company's revolving credit loan and long term debt.) Average LIBOR rates were 6.547%, 3.63% and 1.787%, respectively, in 2000, 2001, and 2002; however, the positive impact of the interest rate declines on the Company's 2001 and 2002 interest expense was partially mitigated by its LIBOR-based interest rate swap agreements. The 2001 interest expense increase resulted primarily from the full year impact of the additional debt incurred in connection with the 2000 Acquisition. The 2002 interest expense decline was due to the reduction in debt achieved through the Company's first quarter 2002 public offering-related refinancing. The Company's interest expense can be expected to increase in 2003 as the result of the additional debt incurred in connection with the 2002 Acquisition. The Company estimates that the additional borrowings under the facility to finance this acquisition will increase its annual interest expense by approximately $7 million, absent any prepayments of the debt.

  Income Tax Expense. The Company recorded an income tax benefit of $3.1 million (43% of its pretax loss) in 2002, compared to income tax expense of $4.7 million (67% of pretax income) in 2001 and $2.8 million (82.3% of pretax income) in 2000. The Company's effective income tax rates exceeded the U.S. federal statutory rates in all periods due primarily to non-deductible expenses, including goodwill amortization in 2001 and 2000.

  Net Income (loss). As a result of the foregoing, the Company had a net loss of $4.1 million in 2002, compared to net income of $2.3 and $.6 million in 2001 and 2000, respectively.

  EBITDA.     The Company's EBITDA was $42.2 million,  $43.9
million,  and  $27.7  million  in  2002,  2001,  and   2000,
respectively. As a percentage of revenue, EBITDA was 13.9%, 16.6%, and 15.3%, respectively.

  Electronic Combat Systems' EBITDA was $27.9 million, $28.0 million, and $14.8 million in 2002, 2001, and 2000, respectively. As a percentage of revenue, EBITDA was 18.2%, 21.5%, and 17.5%, respectively. The 2001 increase was due primarily to the full year impact of the 2000 Acquisition and improvement in gross margin. The decrease in 2002 was primarily the result of reduced gross margin and increased selling, general and administrative expenses, offset by increased sales volume.

  Diagnostics & Power Systems' EBITDA was $10.6 million, $9.7 million, and $8.3 million, in 2002, 2001, and 2000, respectively. As a percentage of revenue, EBITDA was 12.5%, 13.5%, and 13.7%, respectively. The EBITDA increases in 2001 and 2002 resulted primarily from growth in the segment's business, though in 2002, revenue growth was partially offset by increased operating expenses.

  Communications & Surveillance Systems' EBITDA was $4.1 million, $6.3 million, and $3.9 million, in 2002, 2001, and 2000, respectively. As a percentage of revenue, EBITDA was 6.2%, 10.4%, and 11.3%, respectively. The 2001 EBITDA increase was due primarily to the full year impact of the 2000 Acquisition, partially offset by reduced volume in the segment's Zeta division. The segment's 2002 EBITDA reflects the low margins earned by Zeta and the $.3 million in severance charges associated with the combination of Zeta and Signia, partially offset by positive results achieved from downsizing and cost control efforts.

  Liquidity and Capital Resources

  In 2002, the Company generated cash of $5.1 million, primarily from its operations, compared to net cash usage of $1.0 million in 2001 and net cash generation of $2.1 million in 2000.

  Cash provided by operations was $26.3 million and $12.9 million in 2002 and 2001, respectively, compared to operating cash usage of $15.4 million in 2000. Interest expense, which is a significant factor in the Company's net income and operating cash flow, declined by $11.2 million in 2002 due to the extinguishment of debt using proceeds from the Company's initial public offering. Interest expense increased by $9.4 million in 2001 due to additional debt incurred to finance the 2000 Acquisition. In 2003, interest expense can be expected to increase as the result of additional debt incurred in connection with the 2002 Acquisition, though the Company plans to early pay as much of this debt as possible with cash generated from its operations.

  Another significant influence in the Company's operating cash flow is working capital usage, primarily the level of unbilled accounts receivable, in which contractual product build and delivery times, materials requirements and customer billing terms can at times combine to use significant amounts of working capital over the contract periods. In 2002, the Company's working capital usage totaled $8.0 million, down from $12.4 million in 2001 and $32.8 million in 2000. The Company continues to focus on improving its working capital management, particularly with respect to its investments in unbilled receivables and inventory.

  Capital expenditures were $8.3 million, $5.6 million, and $5.2 million, respectively, in 2002, 2001, and 2000. The Company's capital expenditures consist primarily of purchases of engineering equipment, office equipment and building and leasehold improvements. Due to the nature of the Company's business, capital expenditures historically have not been substantial. The higher levels in 2002 and 2001 were due primarily to the purchase and implementation of new and upgraded financial and administrative systems. Such expenditures approximated $2.6 million and $1.0 million, respectively, in 2002 and 2001. The Company expects that its total capital expenditures for 2003, including those of the newly-acquired Signia business, will be within the range of $7 to $9 million.

  In November 2002, the Company completed the 2002 Acquisition for a cash purchase price of $149.1 million, including direct acquisition costs. In September 2000, the Company completed the 2000 Acquisition for a cash purchase price of $135.9 million, including direct acquisition costs and net of proceeds received from the concurrent sale of two subsidiaries of Tech-Sym Corporation.

  In connection with the 2000 Acquisition, the Company refinanced its previously outstanding senior debt, replacing its revolving credit and term loan facility with a $170 million senior secured credit facility comprised of a $125 million term loan and a $45 million revolving credit facility. In addition, the Company refinanced its existing senior subordinated indebtedness and issued additional senior subordinated indebtedness and additional warrants to purchase shares of its common stock. The Company repaid $48.8 million under the old credit facility, incurred $6.6 million in debt issue costs, borrowed $163.1 million under the senior secured credit facility and received a $20.5 million capital contribution from its sole stockholder, all primarily in connection with the acquisition.

  On February 27, 2002, the Company completed an initial public offering of 8 million shares of common stock at $22 per share. In the offering, the Company sold 6 million primary shares, generating net cash proceeds of approximately $116.7 million. Concurrent with closing of the offering, the Company repaid the outstanding balances on its revolving credit and term loan agreement and its senior subordinated notes ($125.8 million and $51.3 million, respectively) and
replaced  the  previous  revolving  credit  and  term   loan
facility  with  a new facility provided by  a  syndicate  of
financial   institutions.    Refinancing   costs   paid   in
connection with this early retirement and refinancing of the credit facility totaled $14.8 million, including prepayment penalties of $2.6 million, new debt issuance costs of $4.6 million, and a $7.6 million payment to terminate interest rate swap agreements associated with the extinguished debt. The new credit facility provided financing of up to $125 million, consisting of a $40 million five-year revolving credit facility, a $40 million five-year term loan, and a $45 million six-year term loan.

  On November 1, 2002, in connection with the 2002 Acquisition, the Company amended and restated its revolving credit and term loan facility. The amendment increased the six-year term loan by $135 million, increased availability under the revolving credit facility by $5 million, and updated the financial covenants in the agreement to reflect the integration of Signia into the Company's Communications & Surveillance Systems segment. In connection with this amendment, the Company paid additional debt issuance costs of approximately $4.4 million. At December 31, 2002, the Company had outstanding borrowings of $218.5 million under the facility, consisting of $36.6 million under the five-year term loan, $179.3 million under the six-year term loan, and $2.5 million under the revolving credit facility. The current interest rates on these outstanding balances are 4.76%, 5.40%, and 4.40%, respectively. In addition, $15.1 million of the credit line was allocated to support the Company's letters of credit at December 31, 2002, leaving available borrowings under the facility of $27.4 million as of that date.

  Borrowings under the amended facility are secured by a pledge of substantially all of the Company's assets and bear interest at a base rate or LIBOR plus an applicable margin ranging from 1% to 4%. Available borrowings under the revolving credit facility are determined by the Company's borrowing base, which is calculated based upon eligible accounts receivable and inventories as defined in the agreement.

  The amended revolving credit and term loan agreement contains certain financial covenants of the Company, including minimum net worth, minimum EBITDA, and maximum total leverage ratio, and places limitations or restrictions on various business transactions, including capital expenditures, investments, purchases of the Company's stock, dividend payments, and asset sales. The Company was in compliance with these covenants on December 31, 2002.

  Historically, the Company's primary sources of liquidity have been cash provided by operations and its revolving credit agreement. The Company's liquidity position is dependent on a number of factors, including the timing of production and delivery on sales contracts and the timing of billing and collection activity. Purchases of materials for production and payments for labor and overhead expenses can represent significant advance expenditures, and billings to and collection from customers can lag those expenditures significantly on some longer-term customer contracts. The Company's billing arrangements include (a) monthly progress payments (typically on fixed-price contracts) in which customers are billed 80% of incurred cost plus general and administrative expenses but without profit, (b) monthly billing in full at cost incurred plus profit (typically on cost-plus contracts), (c) periodic milestone achievement-based billing at cost incurred plus profit, and (d) billing at final delivery at cost incurred plus profit. Fixed-price contracts, some milestone-based billing contracts, and bill-at-delivery contracts represent a significant required use of working capital for the Company that must be funded by operations or through external sources.

  The Company has three defined benefit pension plans covering certain of the employees at its PEI and Sierra subsidiaries. See Note 13 of Notes to Consolidated Financial Statements contained in this Annual Report for a complete description of these plans, including details regarding fluctuations in the fair values of plan assets and the projected benefit obligations associated with these plans for the three years ended December 31, 2002. While the cash requirements and expenses associated with these plans were minimal during this three year period, the Company anticipates that, absent a recovery in the equity market, it may be required to make cash contributions to the plans in 2003 in order to meet minimum plan funding requirements.

  The Company's liquidity and ability to generate cash improved significantly during 2002, and the Company anticipates continued improvement in its operating cash flows as the receivables built up during the year are collected and as the Company continues to focus on reducing its investment in working capital. Based on its current level of operations and anticipated growth, including that resulting from the acquisition of Signia, the Company believes that cash from operations and other available sources of liquidity, including borrowings under the amended revolving credit facility, will be sufficient to fund its operations for at least the next two years. The Company does not currently anticipate any significant nonoperating events that will require the use of cash.

  The  Company  has contractual obligations to  make  future payments  under  its amended term loan agreement  and  under
long-term  noncancelable  lease agreements.   The  following
table  sets  forth  these  contractual  obligations  as   of
December 31, 2002.
-------------------------------------------------------------------------------
                                         Payments due by period
-------------------------------------------------------------------------------
Contractual Obligation       2003      2004-2007     2008 and beyond     Total
-------------------------------------------------------------------------------
(In millions)

Term loans                  $ 7.2        $38.4           $170.3         $215.9
Capital leases                 .1           .2              ---             .3
Operating leases              5.1         14.8               .4           20.3
-------------------------------------------------------------------------------
  Total                     $12.4        $53.4           $170.7         $236.5
===============================================================================

  The Company's term loan obligations for 2008 and beyond relate to its six-year term loan, which must be paid in full by March 4, 2008. The Company may prepay any obligations under its revolving credit and term loan facility without penalty. In addition, the lenders under the facility may require prepayments from the proceeds of certain transactions, including sales of net assets, issuance of equity securities, insurance/condemnation settlements, and the reversion of surplus assets from pension plans, as well as from any excess cash flows, as defined in the agreement, generated by the Company during a fiscal year.

  The Company's noncancelable operating leases are primarily for office space and manufacturing equipment. Certain of these agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges.

  At December 31, 2002, the Company had outstanding letters of credit of approximately $15.1 million. These letters of credit, substantially all of which expire in 2003, relate primarily to the Company's contracts with foreign governments.

  Backlog

  The  Company  defines  backlog as the  value  of  contract
awards   received  from  customers  which  have   not   been
recognized as sales. Funded backlog refers to contract awards for which the Company has received orders and the customer has obligated funds. Unfunded backlog consists of potential product orders relating to existing customer contracts that are the subject of customer options for additional products or potential orders under existing contracts that receive annual or incremental funding. A significant portion of the Company's sales are to prime
contractors,   the  Department  of  Defense,   and   foreign
governments pursuant to long-term contracts. Accordingly, the Company's backlog consists in large part of orders under these contracts. As of December 31, 2002, funded backlog was $285.8 million and total backlog was $402.9 million. The Company expects to convert approximately 80% of its funded backlog contracts as of December 31, 2002 into revenue in 2003.

  The  following  table  depicts the  Company's  backlog  of orders by business segment as of the dates shown:
-------------------------------------------------------------------------------
                                                 Funded              Unfunded
                                         ----------------------      --------
December 31,                             2002     2001     2000        2002
-------------------------------------------------------------------------------
 (In millions)

Electronic Combat Systems               $140.2   $125.8   $104.3        $98.3
Diagnostics & Power Systems               59.4     51.7     33.6         17.9
Communications & Surveillance Systems     86.2     43.9     62.6           .9
-------------------------------------------------------------------------------
  Total Backlog                         $285.8   $221.4   $200.5       $117.1
===============================================================================

  The  newly-acquired  Signia business accounted  for  $46.7 million of the Company's funded backlog at December 31, 2002.

  While it is expected that a substantial portion of funded backlog will be converted to revenue during 2003, the Company cannot provide assurance that the backlog, both funded and unfunded, will become revenue in any particular period, if at all. Uncertain timing of bookings and revenue recognition is typical in the industry in which the Company conducts business.

  Seasonality

  The Company's business is seasonal, with a concentration of revenue in the fourth quarter of the year, as many of the Company's sales contracts expire on December 31 of each year. As a result, product sales efforts at year end are expedited to fulfill funding terms prior to expiration of the contracts.

  Quantitative  and  Qualitative  Disclosures  about  Market
  Risk

  The Company is exposed to market risk of changes in interest rates with respect to its variable rate debt. At times, the Company uses interest rate swap agreements to manage this risk. These interest rate swap agreements are structured so that the critical terms of the agreements match those of the underlying debt. The Company does not enter into derivative financial instruments for speculative or trading purposes.

  At December 31, 2002, the Company's variable rate borrowings totaled approximately $218.5 million. On this same date, the Company entered into an interest rate swap agreement with a financial institution in the total face amount of $115.0 million to mitigate its exposure to increases in interest rates with respect to these borrowings. Under the agreement, the Company pays a fixed rate of interest of 1.815% and receives a variable LIBOR-based rate of interest from the holder of the agreement. LIBOR rates at December 31, 2002 approximated 1.4%. The interest rate swap agreement is scheduled to terminate in December 2003. The realized gains and losses related to the swap agreement are included in the Company's net income
(loss) concurrent with the hedged interest payments on the debt.

  To illustrate the sensitivity of the Company's results of operations to changes in interest rates with respect to its debt and interest rate swap agreement, the Company estimates that a 66% increase in LIBOR rates would increase its interest expense by approximately $1.1 million for the year ended December 31, 2003. Likewise, a 66% decline in LIBOR rates would reduce interest expense by approximately $1.1 million. This hypothetical change in LIBOR rates was calculated based on the fluctuation in LIBOR during 2001, which was the maximum LIBOR fluctuation in the last ten years. The Company's estimates also assume a level of debt consistent with the December 31, 2002 level and do not consider the impact that additional prepayments of the debt could have on its interest expense.

  The   Company   does   not  generally   have   significant
transactions denominated in currencies other than  the  U.S.
dollar, and as such, its foreign currency exchange risk is minimal.

  Related Party Transactions

  The   Company  pays  Veritas  Capital  Management,  L.L.C.
("Veritas") an annual management fee.  Veritas controls  the
Company's  principal stockholder, IDT Holding,  L.L.C.   The
Company paid management fees to Veritas of $.7 million in 2000 and $.9 million in both 2001 and 2002. In addition, in connection with the 2000 and 2002 Acquisitions, the Company paid transaction advisory fees to The Veritas Capital Fund, L.P. totaling $3 million and $2.5 million, respectively. In 2002, the Company also paid a $1.5 million transaction advisory fee to The Veritas Capital Fund, L.P. in connection with its initial public offering on February 27, 2002. The Company was not indebted to its principal stockholder or to Veritas at December 31, 2001 or 2002. Robert B. McKeon and Thomas J. Campbell, the Chairman and Secretary of the Company, respectively, and members of its Board of Directors, are managing members of Veritas.

  William G. Tobin, a member of the Company's Board of Directors and audit committee, is a Managing Director and Chairman of the Defense and Aerospace practice of Korn/Ferry International, an executive search firm. The Company contracted with Korn/Ferry in 2002 to conduct its search for a Chief Operating Officer. During 2002, the Company made payments to Korn/Ferry totaling $179,000 in connection with this search. The search was concluded in 2002, and all payments to Korn/Ferry in connection with the search have been made.

  Edward N. Ney, a member of the Company's Board of Directors and audit committee, is Chairman Emeritus of Young & Rubicam, an advertising firm for which he previously
served  as  President  and  Chief  Executive  Officer.   The
Company has contracted with Burson-Marsteller, an affiliate of Young & Rubicam, to manage its investor relations functions. During 2002, the Company made payments to Burson-Marsteller totaling $223,000.

  Critical Accounting Policies and Estimates

  Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates and assumptions which affect the amounts reported in the financial statements and determine whether contingent assets and liabilities, if any, are disclosed in the financial statements. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to long-term contracts, product returns and warranty obligations, bad debts, inventories, the recoverability of goodwill and other intangible assets, fixed asset lives, income taxes, self-insurance reserves, pensions and other post-retirement benefits, environmental matters, litigation and other contingencies. The Company bases its estimates and assumptions on historical experience and on various other factors which are believed to be reasonable under the circumstances, including current and expected economic conditions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from the Company's estimates under different assumptions or conditions.

  The  Company  believes the following  critical  accounting
policies   affect   its  more  significant   estimates   and
assumptions used in the preparation of its consolidated financial statements:

  Revenue Recognition. The Company recognizes revenue and profit on substantially all of its contracts using the percentage-of-completion method of accounting, which relies on estimates of total expected contract revenues and costs. However, as noted previously, the Company's mix of percentage-of-completion revenues to total revenues should decline to approximately 80% in 2003 as the result of the 2002 Acquisition. The Company follows the percentage-of-completion method since reasonably dependable estimates of the revenues and costs applicable to various stages of the contracts can be made. Recognized revenues and profit are subject to revisions as the projects progress to completion. Revisions to the Company's profit estimates are charged to income in the period in which the facts that give rise to the revisions become known. Although the Company makes provisions for losses on its contracts in its financial statements, it cannot provide assurance that such contract loss provisions, which are based on estimates, will be adequate to cover all future losses or that it will not be required to restate prior period quarterly or annual financial statements as the result of errors in its estimates.

  Goodwill. The Company's December 31, 2002 consolidated balance sheet contains a goodwill asset in the amount of $143.8 million. In connection with the adoption of SFAS 142, the Company performs periodic impairment tests of its goodwill. The process of evaluating goodwill for impairment involves the determination of the fair value of the Company's business units. Inherent in such fair value determinations are certain judgments and estimates, including the interpretation of current economic indicators and market valuations, and assumptions about the Company's strategic plans with regard to its operations. To the extent additional information arises or the Company's strategies change, it is possible that the Company's conclusions regarding goodwill impairment could change and result in a material effect on its consolidated financial position or results of operations.

  Intangible Assets. The Company's December 31, 2002 consolidated balance sheet contains intangible assets totaling $56.0 million, substantially all of which were acquired in the 2002 Acquisition. These intangible assets consist of trade names and trademarks, patents and proprietary technology, and customer relationships. In connection with the adoption of SFAS 144, the Company performs periodic impairment tests of its intangible assets when events and circumstances warrant such a review. The process of evaluating intangible assets for impairment involves the estimation of their remaining useful lives and the projection of future cash flows related to the assets. Factors that may impact these estimates and projections include, among other things, the level of brand support, customer demand, governmental regulation, the ability to raise prices, maintenance of historical market share and margins, and other factors. Changes in the Company's estimates and assumptions regarding these factors could affect the Company's conclusions regarding the value of its intangible assets and result in a material effect on its financial position or results of operations.

  Inventories. The Company reduces the value of its inventories for estimated obsolescence or unmarketable items in an amount equal to the difference between the cost of the inventories and their estimated market values based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, inventory write-downs may be required.

  Contingencies. As discussed in Note 14 of Notes to Consolidated Financial Statements contained in this Annual Report, the Company is involved in various legal actions arising in the normal course of its business, including a National Park Service investigation regarding the presence of residual radioactive materials and contamination at a uranium mine previously owned by a predecessor of one of the Company's subsidiaries. The outcomes of such legal actions are not expected, either individually or in the aggregate, to result in a material adverse effect on the Company's business, results of operations, or financial condition. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in the Company's assumptions related to these proceedings. The Company accrues its best estimate of the probable cost for the resolution of legal claims. Such estimates are developed in consultation with outside counsel handling these matters and are based upon a combination of litigation and settlement strategies. To the extent additional information arises or the Company's strategies change, it is possible that the Company's best estimate of its liability in these matters, if any, may change.

  Pension and  Other Postretirement Benefits.    The  Company
follows the guidance of FASB Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions ("SFAS 87"), and FASB Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106"), when accounting for pension and post-
retirement  benefits.    Under  these  accounting standards,
assumptions  are  made  regarding  the  valuation of benefit obligations and the performance of plan assets. Delayed recognition of differences between actual results and expected or estimated results is a guiding principle of these standards. This delayed recognition of actual results allows for a smoothed recognition of changes in benefit obligations and plan performance over the working lives of the employees who
benefit  under the plans.   The  primary  assumptions are as
follows:

o Discount rate - The discount rate is used in calculating the present value of benefits, which is based on projections of benefit payments to be made in the future.

o  Expected return on plan assets - Management  projects the future  return  on plan assets based principally on prior
   performance.   These  projected  returns  reduce  the net
   benefit costs the Company will record currently.

  During 2002,  the Company  made changes to its assumptions related to the discount rate and the expected return on plan
assets.    Management  consults  with  its  actuaries   when
selecting each of these assumptions.

  In selecting the discount rate, the Company considers fixed-income security yields, specifically AA-rated corporate bonds. At December 31, 2002, the Company decreased the discount rates used for all of its plans to 6.5% from the range of 7.0% to 7.25% used in the prior year as a result of decreased yields for long-term AA-rated corporate bonds.

  In estimating the expected return on plan assets, the Company considers past performance and future expectations for the types of investments held by the plans as well as the expected long-term allocations of plan assets to these investments. At December 31, 2002, the Company decreased the expected return on plan assets for all of its plans to 8.5% from the range of 8.5% to 9% used in the prior year.

  A variance in the assumptions described above would have an impact on the projected benefit obligations, the accrued other postretirement benefit liabilities, the annual net periodic pension and other postretirement benefit cost, and the Company's other comprehensive loss associated with its minimum pension liability adjustment.

  The fair value of the Company's pension plan assets declined from $27.3 million at December 31, 2001 to $23.7 million at December 31, 2002 due to the payment of benefits and the
decline  in the  equity markets.   This decline will serve to
increase pension expense for 2003 through the calculation of "market-related value", which recognizes changes in fair value averaged on a systematic basis over five years, but the amount of these contributions has not yet been determined.

  For additional information regarding the Company's pension and postretirement plans, see Note 13 of Notes to Consolidated
Financial Statements contained in this Annual Report.

  The above listing is not intended to be a comprehensive list of all of the Company's accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP, with no need for management's judgment of their application. There are also areas in which management's judgment in selecting an available alternative would not produce a materially different result. See the Company's audited financial statements and notes thereto contained in this Annual Report for a discussion of the Company's accounting policies and other disclosures required by U.S. GAAP.

  Recent Accounting Pronouncements

  Effective  January  1,  2002,  the  Company  adopted  FASB
Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), under which the Company's goodwill is no longer amortized and is instead subject to annual impairment tests using a new fair value based approach. The Company's other recorded intangible assets, substantially all of which were acquired in the 2002 Acquisition, are being amortized over their estimated useful lives.

  For impairment testing purposes, the Company determined the value of its reporting units using a discounted cash flow model, a guideline company model, and a transaction model, and by observation of demonstrable fair values of comparable entities. The Company determined that there was no impairment of its goodwill as of the January 1, 2002 implementation date of SFAS 142. However, as described above, a subsequent goodwill write-off was recorded in connection with the combination of the Company's Zeta division with Signia.

  In  fourth  quarter  2002, the Company early  adopted  the
provisions   of  FASB  Statement  of  Financial   Accounting
Standards No. 145 ("SFAS 145"), which rescinded FASB Statement of Financial Accounting Standards No. 4, Reporting Gains and Losses from Extinguishment of Debt ("SFAS 4"), and made
other   technical  corrections  to  existing   authoritative
pronouncements.   SFAS 4 required companies to classify  all
gains   and   losses   from  extinguishment   of   debt   as
extraordinary items, net of the related tax effects, in their statements of operations. SFAS 145 requires gains and losses from extinguishment of debt to be classified as income or loss from continuing operations unless they meet the criteria for classification as extraordinary items contained in Accounting Principles Board Opinion No. 30. As the Company's debt extinguishments are not unusual or infrequent in nature, the Company has classified its fourth quarter 2002 loss from the early extinguishment of debt in its loss from continuing operations and has reclassified its first quarter 2002 and its third quarter 2000 losses from early extinguishments of debt, both of which were previously
classified    as   extraordinary   items,   for   consistent
presentation.   These  losses are included  in  "Refinancing
costs"   in   the   Company's  consolidated  statements   of
operations.   See "Refinancing Costs" preceding for  further
discussion of these charges.

  In November 2002,  the  FASB issued Interpretation No. 45,
Guarantor's  Accounting  and  Disclosure  Requirements   for
Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). This Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a guarantee is issued, the Company must recognize an initial liability for the fair value of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a  liability  at  inception of the guarantee do not apply to
product  warranties,   indemnification  provisions,   or  to
guarantees  accounted  for  as  derivatives.    The  initial
recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements apply to guarantees
outstanding  as  of  December 31, 2002.    The  Company   is
currently  assessing  the  impact  of  adopting  the initial
recognition  and  measurement   provisions  of  FIN 45 on its
consolidated financial statements.

  Factors  Which May Affect Financial Condition  and  Future
  Results

  The following are some of the factors, in addition to those described above, that the Company believes could cause its actual results to differ materially from expected and historical results.

o The Company relies on sales to U.S. Government entities. The loss of all or a substantial portion of the Company's sales to the U.S. Government would have a material adverse effect on its results of operations and cash flow. In addition, the Company's technology has been developed substantially through research and development incurred in
  connection   with  long-term  development   contracts,   a
  substantial portion of which were funded either directly by its customers or indirectly through recovery of such costs under U.S. Government contracts. If the Company loses some or all of its government contracts, it cannot provide assurance that it will be able to maintain the same level of funding for research and development in the future.

o The Company's government contracts are subject to business risks peculiar to the defense industry, including the ability of the U.S. Government to:

  - unilaterally suspend the Company from receiving new contracts pending resolution of alleged violations of procurement laws or regulations,
  -  terminate existing contracts,
  -  reduce the value of existing contracts,
  - mandate the Company to enter into and perform a contract,
  - audit and adjust the Company's contract-related costs and fees, including allocated indirect costs, and
  - control and potentially prohibit the export of the Company's products.

o The Company obtains many of its U.S. Government contracts through a competitive bidding process. The Company cannot provide assurance that it will win competitively awarded contracts or that awarded contracts will be profitable. The Company is also subject to risks associated with competitive bidding including the frequent need to bid on programs in advance of the completion of designs, which may result in unforeseen technological difficulties or cost overruns, the substantial time and effort required to prepare bids and proposals for competitively awarded contracts that may not be awarded to the Company, rapid technological obsolescence, and the constant need for design
  improvement.   In  addition, the Company  frequently  bids
  against competitors with greater financial and other resources.

o The U.S. Government's right to use technology developed
  by the Company limits its intellectual property rights. The Company seeks to protect the competitive benefits it derives
  from   its  patents,  proprietary  information  and  other
  intellectual property. However, it does not have the right to prohibit the U.S. Government from using certain of its technologies or to prohibit third party companies, including the Company's competitors, from using those technologies in providing products and services to the U.S. Government. The U.S. Government has the right to royalty-free use of technologies that the Company has developed under government contracts. The Company is free to commercially exploit these
  government-funded   technologies  and   may   assert   its
  intellectual property rights to seek to block other non-government users thereof, but the Company cannot provide assurance that it could successfully do so.

o The electronics equipment industry is characterized by
  rapid   technological   changes,  frequent   new   product
  introductions, changes in customer requirements and evolving standards. The Company's failure to predict accurately the needs of its customers and prospective customers (including, directly and indirectly, the U.S. Government), and to develop products or product enhancements that address those needs and these evolving standards, may result in the loss of current customers or the inability to secure prospective customers. While the Company intends to continue investing in product and technology development, its products could become obsolete as new technologies and standards are introduced and adopted. The development of new or enhanced products is a complex and uncertain process that requires the accurate anticipation of technological and market trends. The Company may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or acceptance of new products and enhancements. Furthermore, while the Company intends to capitalize on the diverse technologies, expertise and relationships existing across its business, it may not, in fact, be able to develop the new products and new business opportunities that it expects.



INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
   Integrated Defense Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Integrated Defense Technologies, Inc. (a majority owned subsidiary of IDT Holding, L.L.C.) and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended
December 31, 2002.    These  financial  statements  are  the
responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Integrated Defense Technologies, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ Deloitte & Touche LLP

Birmingham, Alabama
January 30, 2003 (February 27, 2003 as to Note 17)








         INTEGRATED DEFENSE TECHNOLOGIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS


--------------------------------------------------------------------------------
  December 31,                                               2002         2001
--------------------------------------------------------------------------------
 (In thousands except share and per share amounts)


ASSETS
Current assets:
    Cash                                                 $  8,969     $  3,893
    Restricted cash                                         1,140          769
    Accounts receivable, net                              134,304      113,863
    Inventories, net                                       20,242       13,567
    Prepaid expenses and other current assets               3,047        2,028
    Deferred income taxes                                   6,456        7,068
--------------------------------------------------------------------------------
        Total current assets                              174,158      141,188

    Property and equipment, net                            62,002       45,548
    Goodwill, net                                         143,809       83,734
    Other intangible assets, net (Note 9)                  55,963          ---
    Deferred income taxes                                   2,987          ---
    Other assets                                            8,781        7,828
--------------------------------------------------------------------------------
        Total Assets                                     $447,700     $278,298
================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Revolving credit loan                                $  2,500     $  8,500
    Current portion of long-term debt                       7,348        9,164
    Accounts payable                                       20,737       14,802
    Accrued compensation                                   13,162        8,317
    Other accrued expenses                                 13,230       11,030
    Derivative liabilities                                    458        7,326
    Billings in excess of costs and earnings                6,055        8,743
--------------------------------------------------------------------------------
        Total current liabilities                          63,490       67,882

    Long-term debt                                        208,860      153,561
    Pension and other postemployment benefits              11,941        6,675
--------------------------------------------------------------------------------
        Total liabilities                                 284,291      228,118
--------------------------------------------------------------------------------
Commitments and contingencies (Note 14)
--------------------------------------------------------------------------------
Stockholders' equity:
    Preferred stock, $.01 par value per share,
      20,000,000 shares authorized, none issued               ---          ---
    Common stock, $.01 par value per share,
      200,000,000 shares authorized, 21,327,931
        issued at December 31, 2002 and 13,565,243
        issued at December 31, 2001                           213          136
    Additional paid-in capital                            170,955       54,434
    Accumulated other comprehensive loss                   (5,965)      (6,703)
    Retained earnings (deficit)                            (1,794)       2,313
--------------------------------------------------------------------------------
        Total stockholders' equity                        163,409       50,180
--------------------------------------------------------------------------------
        Total Liabilities and Stockholders' Equity       $447,700     $278,298
================================================================================

       See notes to consolidated financial statements.


                INTEGRATED DEFENSE TECHNOLOGIES, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF OPERATIONS

----------------------------------------------------------------------------------------------------
Year ended December 31,                                             2002         2001        2000
----------------------------------------------------------------------------------------------------
(In thousands except share and per share amounts)

Revenue                                                         $304,361     $263,952     $180,573
Cost of revenue                                                  219,735      183,330      130,459
----------------------------------------------------------------------------------------------------
Gross profit                                                      84,626       80,622       50,114

Selling, general and administrative expenses                      38,517       34,830       20,543
Research and development and bid and proposal expenses            15,144       12,681        8,767
Goodwill impairment charge                                         3,012          ---          ---
Amortization expense                                               1,204        7,110        5,823
----------------------------------------------------------------------------------------------------
Income from operations                                            26,749       26,001       14,981

Interest expense                                                 ( 8,270)     (19,437)     (10,064)
Refinancing costs                                                (25,748)         ---      ( 1,492)
Other income (expense) - net                                          84          403          ---
----------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                ( 7,185)       6,967        3,425

Income tax benefit (expense)                                       3,078       (4,668)     ( 2,820)
----------------------------------------------------------------------------------------------------
Net income (loss)                                               $( 4,107)    $  2,299     $    605
====================================================================================================

Earnings (loss) per share:
    Basic                                                          $(.21)        $.17         $.06
    Diluted                                                        $(.21)        $.15         $.05
====================================================================================================

Weighted-average shares outstanding:
    Basic                                                     19,316,647   13,565,243   10,847,623
    Diluted                                                   19,316,647   15,327,938   12,117,367
====================================================================================================

       See notes to consolidated financial statements.




                     INTEGRATED DEFENSE TECHNOLOGIES, INC. AND SUBSIDIARIES
                             CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------
Year ended December 31,                                                     2002         2001       2000
------------------------------------------------------------------------------------------------------------
(In thousands)

OPERATING ACTIVITIES:
    Net income (loss)                                                    $(4,107)     $ 2,299      $ 605
    Adjustments to reconcile net income (loss) to net cash
        provided by (used in) operating activities:
            Depreciation expense                                          11,062       10,776      6,851
            Amortization expense                                           1,408        7,110      5,823
            Goodwill impairment charge                                     3,012          ---        ---
            Refinancing costs                                             25,748          ---      1,492
            Deferred income taxes                                         (2,772)       5,109      2,673
            Changes in assets and liabilities, net of the effects
              of business acquisitions:
                Restricted cash                                             (371)       5,155     (2,936)
                Accounts receivable, net                                 (12,357)     (16,701)   (17,823)
                Income tax receivable                                       (647)       2,784     (4,998)
                Inventories, net                                           2,194         (248)     1,710
                Other current assets                                         696         (493)    (3,286)
                Accounts payable                                           4,292        2,189      2,833
                Billings in excess of costs and earnings                  (3,014)       3,602       (425)
                Other current liabilities                                  1,198       (8,724)    (7,873)
------------------------------------------------------------------------------------------------------------
                   Net cash provided by (used in) operating activities    26,342       12,858    (15,354)
------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
    Cash paid in connection with acquisitions, net of cash acquired
      and net of proceeds received from divested businesses in 2000     (148,929)         ---   (105,460)
    Purchases of property and equipment                                   (8,259)      (5,573)    (5,178)
    Capitalization of internally developed software                       (2,964)      (1,016)       ---
    Other                                                                   (110)        (100)       ---
------------------------------------------------------------------------------------------------------------
                   Net cash used in investing activities                (160,262)      (6,689)  (110,638)
------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
    Issuance of common stock, net of issuance costs, and
       contributed capital from parent                                   116,688          ---     20,500
    Issuance of long-term debt                                           220,000          ---    155,000
    Repayment of long-term debt                                         (172,651)      (7,664)   (43,500)
    Payment of refinancing costs                                         (19,041)         ---     (6,641)
    Net borrowings (repayments) under revolving credit loans              (6,000)         450      2,782
------------------------------------------------------------------------------------------------------------
                   Net cash provided by (used in) financing activities   138,996       (7,214)   128,141
------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash                                            5,076       (1,045)     2,149
Cash at beginning of year                                                  3,893        4,938      2,789
------------------------------------------------------------------------------------------------------------

Cash at end of year                                                       $8,969      $ 3,893    $ 4,938
============================================================================================================

Supplemental disclosures of cash flow information:
  Cash paid for interest                                                 $ 8,445     $ 19,406   $ 10,007
  Cash paid for income taxes                                             $   274     $    756   $  1,866
Supplemental disclosure of noncash investing and financing activity:
  Issuance of common stock warrant                                       $   ---     $    ---   $  3,679
  Unrealized loss on derivative financial instruments                    $(1,533)    $ (9,084)  $    ---
  Minimum pension liability adjustment                                   $(5,528)    $ (3,485)  $    ---


       See notes to consolidated financial statements.



                      INTEGRATED DEFENSE TECHNOLOGIES, INC. AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                                        Accumulated
                                                                            Additional     Other     Retained
                                                          Common Stock       Paid-in   Comprehensive Earnings
                                                        Shares     Amount    Capital       Loss      (Deficit)     Total
------------------------------------------------------------------------------------------------------------------------
 (In thousands except share amounts)

Balance, January 1, 2000                               9,931,795     $99      $ 30,292    $ ---     $ (591)     $29,800

    Issuance of common stock and contributed
      capital from parent                              3,633,448      37        20,463      ---        ---       20,500
    Issuance of common stock warrant                         ---     ---         3,679      ---        ---        3,679
    Net income                                               ---     ---           ---      ---        605          605
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                            13,565,243     136        54,434      ---         14       54,584

Comprehensive loss:
    Net income                                               ---     ---           ---      ---      2,299        2,299
    Other comprehensive loss:
      Minimum pension liability adjustment,
         net of income tax benefit of $1,324                 ---     ---           ---   (2,161)       ---       (2,161)
      Cumulative effect of change in accounting
         principle, net of income tax benefit
         of $1,088                                           ---     ---           ---   (1,775)       ---       (1,775)
      Unrealized loss on derivative instrument,
         net of income tax benefit of $2,364                 ---     ---           ---   (3,857)       ---       (3,857)
      Less reclassification adjustment for losses
         included in net income, net of income
         tax expense of $668                                 ---     ---           ---    1,090        ---        1,090
                                                                                                                 -------
  Total comprehensive loss                                   ---     ---           ---      ---        ---       (4,404)
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                            13,565,243     136        54,434   (6,703)     2,313       50,180

Issuance of common stock                               6,000,000      60       116,538      ---        ---      116,598
Conversion of common stock warrants                    1,762,688      17           (17)     ---        ---          ---

Comprehensive loss:
    Net loss                                                 ---     ---           ---      ---     (4,107)      (4,107)
    Other comprehensive income:
      Minimum pension liability adjustment,
         net of income tax benefit of $2,015                 ---     ---           ---   (3,513)       ---       (3,513)
      Unrealized losses on derivative instruments,
         net of income tax benefit of $586                   ---     ---           ---     (947)       ---         (947)
      Less reclassification adjustment for losses
         included in net loss, net of income
         tax expense of $3,203                               ---     ---           ---    5,198        ---        5,198
                                                                                                                 -------
  Total comprehensive loss                                   ---     ---           ---      ---        ---       (3,369)
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                            21,327,931    $213      $170,955 $ (5,965)   $(1,794)    $163,409
========================================================================================================================

       See notes to consolidated financial statements.


   INTEGRATED DEFENSE TECHNOLOGIES, INC. AND SUBSIDIARIES
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - BASIS OF PRESENTATION

  The Company has been built in part from the acquisition of several businesses since 1998. The Company's equity sponsor, The
Veritas Capital Fund, L.P., acquired PEI Electronics, Inc. ("PEI") on October 23, 1998 through a holding company, PEI Electronics Holding Corp. ("PEH"). PEI served as the Company's foundation for acquiring other businesses. On July 20, 1999, PEH changed its name to Integrated Defense Technologies, Inc. ("IDT"
or   "the Company").   The Company is a majority-owned subsidiary
of IDT Holding, L.L.C.

  On August 6, 1999, the Company acquired substantially all the assets and assumed certain liabilities of the Sierra Research
("Sierra") division of Sierra Technologies, Inc. and the Zeta division of Sierra Networks, Inc. ("Zeta").

  On September 29, 2000, the Company acquired all of the outstanding common stock of Tech-Sym Corporation ("Tech-Sym") (see Note 4). Concurrent with this acquisition, two subsidiaries of Tech-Sym, TRAK Communications, Inc. ("TRAK") and CrossLink, Inc. ("CrossLink"), were sold to companies affiliated with IDT through common ownership. The subsidiaries of Tech-Sym retained by the Company include Metric Systems Corporation ("Metric"), Continental Electronics ("Continental"), and Enterprise Electronics Corporation ("Enterprise").

  On November 1, 2002, the Company acquired substantially all the assets and assumed certain liabilities of BAE SYSTEMS Advanced Systems Gaithersburg, Maryland operation (now known as "Signia") (see Note 4). Concurrent with this acquisition, the Company's Zeta division was reorganized and combined with Signia (see Note
5).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature  of Business:  The Company develops and provides  advanced
electronics   and   technology  products  to  the   defense   and
intelligence industries. The Company serves customers in both domestic and international defense and commercial markets, with its principal customers being agencies of the U.S. Government and major domestic prime defense contractors. The Company presently operates in three business segments: Electronic Combat Systems, Diagnostics & Power Systems, and Communications & Surveillance Systems. See Note 15 for discussion of the nature of each of the
Company's   operating  segments,  including   information   about
products and services provided and the classes of customers served.

  Principles of Consolidation:  The consolidated financial
statements  include  the  accounts of IDT  and  its  wholly-owned
subsidiaries.  All  significant  intercompany  transactions   and
accounts have been eliminated in consolidation.

  Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and determine whether contingent assets and liabilities, if any, are disclosed in the financial statements. Significant estimates and assumptions are used for, but not limited to, estimates of cost at completion of the Company's long-
term   contracts,  product  returns  and  warranty   obligations,
allowances  for  doubtful  accounts, inventory  valuation,  asset
impairments,  depreciable  lives  of  assets,  useful  lives   of
intangible assets, pension and postretirement benefit plans, self-
insurance   reserves,  tax  valuation  allowances,  environmental
matters, litigation, and other contingencies.  Future events  and
their   effects   cannot  be  predicted   with   certainty,   and
accordingly,  the  Company's  accounting  estimates  require  the exercise of judgment. The Company bases its estimates and assumptions on historical experience and on various other factors believed to be reasonable under the circumstances, including current and expected economic conditions, the results of which form the basis for making judgments about the carrying values of
assets  and  liabilities.   The  ultimate  resolution  of  issues
requiring   these   estimates  and   assumptions   could   differ
significantly  from  the  resolution  currently  anticipated   by
management and on which the financial statements are based.

  Changes in Estimates: In the ordinary course of accounting for the items discussed above, the Company makes changes in estimates as appropriate under the circumstances. Such changes and refinements in estimation methodologies are reflected in the Company's reported results of operations in the period in which the changes
are   made  and,  if  material,  their  approximate  effects  are disclosed in the Notes to Consolidated Financial Statements.

  Restricted Cash:  Restricted cash consists primarily  of
compensating  balance  requirements, monies  escrowed  to  secure
letters   of   credit  required  under  contracts  with   foreign
governments,  and funds acquired in the acquisition  of  Tech-Sym
Corporation.

  Inventories:   Inventories are stated at the lower  of  first-in,
first-out  ("FIFO") cost or market or valued using other  costing
methods which approximate the lower of FIFO cost or market.   For
the purpose of this valuation, market values are estimated based upon assumptions about future demand and market conditions.

  See Note 7 for further details of the Company's inventories.

  Goodwill: Goodwill is recorded when the consideration paid for a business acquisition exceeds the fair value of the identifiable net tangible and intangible assets acquired. On January 1, 2002, the Company ceased amortization of its goodwill in accordance with the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). Prior to that time, the Company amortized its goodwill over a 15-year period using the straight-line method. Accumulated amortization of goodwill totaled approximately $13,745,000 at December 31, 2001 and 2002.

  In accordance with the provisions of SFAS 142, the Company performs periodic impairment tests of its goodwill. The process of evaluating goodwill for impairment involves the determination of the fair values of the Company's business units. These fair value determinations involve judgments and estimates, including the interpretation of current economic indicators and market valuations, and assumptions about the Company's strategic plans with regard to its operations.

  See Note 9 for further information regarding the Company's goodwill balances and its implementation of SFAS 142.

  Intangible assets: The Company's intangible assets consist of customer relationships, patents and proprietary technology, and trade names and trademarks, substantially all of which were acquired in connection with the November 1, 2002 acquisition of
Signia.   The  Company's  intangible  assets  have  useful  lives
ranging from 10 to 31 years and are amortized on a straight line basis over these useful lives. See Notes 4 and 9 for further information regarding the Company's intangible assets.

  Capitalized Debt Issuance Costs: The Company capitalizes certain costs incurred in connection with obtaining financing from its creditors. The unamortized balances of capitalized debt issuance costs at December 31, 2002 and 2001 of $3,327,000 and $4,978,000,
respectively, are included in "Other assets" in the Company's consolidated balance sheets as of those dates. These capitalized costs are amortized on a straight line basis over the lives of
the   associated   debt  agreements.    Amortization   of   these
capitalized costs, included in "Amortization expense" in the Company's consolidated statements of operations, totaled $766,000 in 2002, $835,000 in 2001, and $1,082,000 in 2000. See Note 3
for   further  information  regarding  the  debt  issuance  costs capitalized and written off in connection with the Company's various refinancings.

  Capitalized Software Development Costs: The Company capitalizes certain costs of development of computer software incurred after
the   technological   feasibility  of  the   product   has   been
established. The unamortized balances of capitalized software development costs at December 31, 2002 and 2001 of $3,777,000 and $1,016,000, respectively, are included in "Other assets" in the
Company's  consolidated balance sheets as of those dates.   These
capitalized costs are amortized on a straight line basis over periods of two to three years. The related amortization expense is included in "Cost of revenues" in the Company's consolidated statements of operations.

  Although the Company regularly reviews its capitalized development costs to ensure recognition of any decline in value, it is
possible   that,  for  any  given  product,  revenues  will   not
materialize in amounts anticipated due to industry conditions that include intense price and performance competition, or that product lives will be reduced due to shorter product cycles. Should either of these events occur, the carrying amount of capitalized development costs would be reduced, producing adverse effects on the Company's cost of revenues and results of operations.

  Property and Equipment: Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the following estimated useful lives: buildings 25 to 45 years, machinery and equipment 3 to 12 years, and office equipment 3 to 10 years.
Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful lives of the assets or the remaining terms of the corresponding leases. The amortization periods for the Company's leasehold
improvements currently range from 5 to 7 years.   See Note 8  for
further details of the Company's property and equipment balances.

  Impairment of Long-Lived Assets (Excluding Goodwill): The Company periodically evaluates the carrying value of long-lived assets to be held and used, including its intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from the asset is less than its carrying value. In such an event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

  Billings in Excess of Costs and Earnings: Billings in excess of costs and earnings consists of amounts for which contract billings have been presented but the goods and services required under the contracts have not yet been provided and the associated revenue has not been recognized.

  Fair Value of Financial Instruments: The carrying values of the Company's receivables, accounts payable, billings in excess of costs and earnings, and accrued expenses approximate fair values because of the short-term nature of these instruments. Additional fair value disclosures for interest-bearing debt and financial instruments are presented in Notes 10 and 11.

  Derivative Financial Instruments: The Company uses derivative financial instruments, primarily interest rate swaps, to reduce its financial market risks. The Company does not use derivative financial instruments for speculative or trading purposes.

  The Company at times uses interest rate swap agreements to manage the risk associated with interest rate fluctuations on its variable rate debt. The Company's interest rate swap agreements are structured so that the critical terms of the agreements match those of the underlying debt, and as such, they have been designated as highly effective cash flow hedges as defined in FASB Statement of Financial Accounting Standards No. 133 ("SFAS
133")   Accounting   for  Derivative  Instruments   and   Hedging
Activities.   Accordingly,  changes in  the  fair  value  of  the
interest rate swap agreements are recognized as a component of other comprehensive income (loss) until the hedged interest payments are recognized in earnings. Any ineffective portion of a hedge is recognized immediately in earnings. The amount of unrealized gain or loss on an interest rate swap agreement is recognized  immediately  in earnings if the  underlying  debt  is
early  extinguished.   The fair value of the  Company's  interest
rate swap agreements, representing the approximate cost to the Company of terminating the agreements on a given date, is
reflected   as   "Derivative  liabilities"   in   the   Company's
consolidated balance sheets.

  See Note 11 for further details of the Company's interest rate swap agreements.

  Pension and Other Postretirement Benefits. The Company follows the guidance of FASB Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions ("SFAS 87"), and FASB Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106"), when accounting for pension and post-retirement benefits. Under these accounting standards,
assumptions   are   made   regarding   the  valuation of benefit
obligations   and   the  performance  of plan assets.    Delayed
recognition of differences between actual results and expected or estimated results is a guiding principle of these standards.
This  delayed  recognition   of  actual  results  allows  for  a
smoothed  recognition   of  changes  in  benefit obligations and
plan  performance  over the  working  lives of the employees who
benefit  under  the  plans.    The  primary  assumptions  are as
follows:

o Discount rate - The discount rate is used in calculating the present value of benefits, which is based on projections of benefit payments to be made in the future.

o  Expected return on plan assets - Management  projects the future  return  on plan assets based principally on prior
   performance.   These  projected  returns  reduce  the net
   benefit costs the Company will record currently.

  Revenue Recognition: A substantial portion of the Company's revenue is earned under long-term contracts, generally with a duration of greater than three months. These long-term contracts are accounted for under the percentage-of-completion method of accounting in which revenues are recorded for incurred costs plus a portion of the profit expected to be realized. The Company follows this method since reasonably dependable estimates of the revenues and costs applicable to various stages of the contracts can be made. The amount of revenue recognized is the portion of the total contract price that the cost expended to date bears to the anticipated total cost, based on current estimates of cost at completion. It is not related to progress billings to customers. The contract price includes all amounts currently under contract, including approved contract changes and the portion of authorized but unpriced contract changes for which the Company can reasonably estimate the value. Claims for equitable adjustments to contract value are recognized to the extent of costs incurred when realization is probable and amounts can be reliably estimated. Estimated costs at completion on long-term contracts are reviewed and revised periodically throughout the lives of the contracts, and adjustments to profit resulting from such revisions are recorded in the accounting period in which the revisions are made. Estimated losses on contracts are recorded in full as they are identified. Contract costs include direct material, labor and subcontract costs, and allocated indirect overhead. Due to uncertainties inherent in the estimation process, it is possible that completion costs could be revised further on some of these contracts, which could delay revenue recognition and decrease the gross profit to be earned.

  Revenues for contracts which do not qualify for percentage-of-completion accounting, primarily those of the Company's Signia subsidiary, are recognized upon delivery of products to the customer.

  For all types of sales, the revenue recognition process is deferred until there is persuasive evidence of an arrangement, defined by the Company as a purchase order or signed contract, the selling price is fixed or determinable, and there is reasonable assurance of collection of the resulting receivable.

  The operating cycle of the Company is based upon the lives of its individual contracts, which may extend beyond one year. Accordingly, all contract-related assets, including claims, and contract-related liabilities are classified as current assets or liabilities. A one year time period is used as the basis for classifying all other current assets and liabilities.

  Shipping and Handling: Amounts billed to customers for shipping and handling costs are included in revenue in the consolidated statements of operations with the associated costs included as a component of cost of revenue.

  Research and Development: Research and development expenditures include all costs related to developing new or enhancing existing products. Customer funded research and development expenses are included as a component of "Cost of revenue", while internally
funded  research  and  development  expenses  are  reflected   in
"Research and development and bid and proposal expenses"  in  the
Company's  consolidated  statements of operations.    During  the
years ended December 31, 2000, 2001, and 2002, the Company's internally funded research and development costs charged to
expense   totaled   $6,987,000,   $6,054,000,   and   $6,533,000,
respectively.

  Income Taxes: Deferred income taxes are recorded for differences in the book and tax basis of assets and liabilities based on the tax rates and laws enacted as of the balance sheet dates. The effects of future changes in tax laws or rates are not anticipated.

  Earnings (Loss) Per Share ("EPS"): The Company reports two separate earnings (loss) per share numbers, basic and diluted. Basic EPS is computed using the weighted average number of common shares outstanding. Diluted EPS is computed using the weighted
average   number   of   common  and  equivalent   common   shares
outstanding. Historically, common stock warrants have been the Company's only common stock equivalent and have been included in the Company's EPS calculation only if dilutive.

  On February 5, 2002, the Company's Board of Directors approved  a
198.6359 to 1 common stock split. All share and per share amounts for 2000 and 2001 have been restated to reflect this stock split.

  On February 27, 2002, in connection with its initial public stock offering, the Company issued 6,000,000 additional shares of common stock, and warrant holders converted outstanding warrants into 235,749 shares of the Company's common stock. On September 6, 2002, warrant holders converted the remaining outstanding
warrants  into 1,526,939 shares of restricted common stock.   The
Company no longer has any common stock warrants outstanding.

  The computations of basic and diluted weighted-average shares outstanding for the three years ended December 31, 2002 are as follows:
----------------------------------------------------------------------------
Year ended December 31,                      2002        2001        2000
----------------------------------------------------------------------------
Weighted-average shares outstanding      19,316,647  13,565,243   10,847,623
Dilutive effect of warrants                    ---    1,762,695    1,269,744
----------------------------------------------------------------------------
Weighted-average shares,
   assuming dilution                     19,316,647  15,327,938   12,117,367
============================================================================

  Common stock warrants outstanding from January 1, 2002 through September 6, 2002 equated to 1,074,303 anti-dilutive weighted-average equivalent shares for the year ended December 31, 2002.

  Comprehensive Loss: The Company's comprehensive losses include its net income (loss) and all other nonowner changes in its equity. The Company's other comprehensive income (loss) for the years ended December 31, 2002 and 2001 consists of minimum pension liability adjustments and unrealized gains (losses) on interest rate swap agreements (see Notes 11 and 13). At December 31, 2002 and 2001, the Company's accumulated other comprehensive loss balances included in its consolidated balance sheets consisted of cumulative minimum pension liability adjustments of $5,674,000 and $2,161,000, respectively, and unrealized losses on interest rate swap agreements of $291,000 and $4,542,000, respectively.

  Reclassifications:   Certain reclassifications have been made  to
the previously reported consolidated balance sheet as of December 31, 2001 and the consolidated statements of operations and cash flows for the years ended December 31, 2001 and 2000 to provide comparability with the current year presentation.

  Recent Accounting Pronouncements:

  In fourth quarter 2002, the Company early adopted the provisions of FASB Statement of Financial Accounting Standards No. 145 ("SFAS 145"), which rescinded FASB Statement of Financial Accounting Standards No. 4, Reporting Gains and Losses from Extinguishment of Debt ("SFAS
4"),   and   made   other  technical  corrections   to   existing
authoritative  pronouncements.   SFAS  4  required  companies  to
classify all gains and losses from extinguishment of debt as extraordinary items, net of the related tax effects, in their statements of operations. SFAS 145 requires gains and losses from extinguishment of debt to be classified as income or loss from
continuing   operations  unless  they  meet  the   criteria   for
classification as extraordinary items contained in Accounting Principles Board Opinion No. 30. The Company has classified its fourth quarter 2002 loss from the early extinguishment of debt in
its loss from continuing operations   and   has  reclassified  its
first   quarter   2002 ($20,696,000) and its third quarter 2000
($1,492,000) early debt extinguishment losses, both of which were previously classified as extraordinary items, net of tax, for consistent presentation. These losses are included in "Refinancing costs" in the Company's consolidated statements of operations.
See Note 3 for further discussion of the Company's refinancing costs.

 In November 2002,  the  FASB issued Interpretation No. 45,
Guarantor's  Accounting  and  Disclosure  Requirements   for
Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). This Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a guarantee is issued, the Company must recognize an initial liability for the fair value of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a  liability  at  inception of the guarantee do not apply to
product  warranties,   indemnification  provisions,   or  to
guarantees  accounted  for  as  derivatives.    The  initial
recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements apply to guarantees
outstanding  as  of  December 31, 2002.    The  Company   is
currently  assessing  the  impact  of  adopting  the initial
recognition  and  measurement   provisions  of  FIN 45 on its
consolidated financial statements.

NOTE 3 - REFINANCING

  On February 27, 2002, the Company completed an initial public offering of 8,000,000 shares of common stock at $22 per share. In the offering, the Company sold 6,000,000 primary shares, generating net cash proceeds of $116,688,000. The majority of these proceeds were used for debt retirement and refinancing. Concurrent with closing of the offering, the Company repaid the outstanding balances on its revolving credit and term loan agreement and its senior subordinated notes ($125,836,000 and $51,250,000, respectively) and replaced the previous revolving credit and term loan facility with a new facility provided by a syndicate of financial institutions. This new facility provided financing of up to $125,000,000, consisting of a $40,000,000 five-year revolving credit facility, a $40,000,000 five-year term loan, and a $45,000,000 six-year term loan.

  On November 1, 2002, in connection with its acquisition of Signia (see Note 4), the Company amended and restated its revolving credit and term loan facility. The amendment increased the six-year term loan by $135,000,000, increased availability under the
revolving   credit  facility  by  $5,000,000,  and  updated   the
financial covenants in the facility to reflect the integration of the Signia operation into the Company.

  In connection with the early retirement and refinancing of its previous credit facility in February 2002, the Company incurred charges totaling $20,696,000, including prepayment penalties of $2,565,000, a $4,833,000 write-off of the capitalized debt issuance costs associated with the previous debt, a $5,727,000 write-off of unamortized discount on its senior subordinated notes, and a $7,571,000 payment to terminate interest rate swap agreements associated with the retired debt. These charges are reflected as "Refinancing costs" in the Company's consolidated statement of operations for the year ended December 31, 2002.

  In February 2002, the Company capitalized $4,629,000 of debt issuance costs associated with the new revolving credit and term loan agreement, consisting primarily of legal fees and a facility fee paid to the new lenders. In November 2002, the Company incurred charges totaling $4,372,000 in connection with the amendment of its six-year term loan and its revolving credit
facility.   The  Company  wrote off  the  $1,481,000  unamortized
balance of capitalized debt issuance costs associated with its six-year term loan, expensed the $3,571,000 of costs paid to its lenders in connection with the modification of its six-year term loan, and capitalized $801,000 of new debt issuance costs, consisting primarily of legal and other third party expenses related to the amendment and expenses paid to its lenders in
connection   with  the  modification  of  its  revolving   credit
facility.   The  $1,481,000 write-off and the $3,571,000  expense
are   reflected   as   "Refinancing  costs"  in   the   Company's
consolidated statement of operations for the year ended December 31, 2002. The unamortized balance of capitalized debt issuance costs at December 31, 2002 of $3,327,000 is being amortized over the remaining five-year term of the Company's amended revolving credit and term loan facility.

  On September 29, 2000, the Company substantially modified its previous subordinated note agreement and incurred charges of $1,492,000, consisting of a write-off of the capitalized debt issuance costs associated with the prior note and an expensing of
the   costs   paid  to  its  lenders  in  connection   with   the
modification. These charges are reflected as "Refinancing costs" in the Company's consolidated statement of operations for the year ended December 31, 2000.

NOTE 4 - BUSINESS ACQUISITIONS

  On November 1, 2002, the Company acquired substantially all of the assets and assumed certain of the liabilities of Signia. Signia
designs   and  manufactures  high  performance  radio   frequency
surveillance  equipment used in communications  intelligence  and
signals   intelligence   applications.   The   Signia   operation
complements the Company's Communications & Surveillance Systems segment, particularly its Zeta division, which was restructured and combined with Signia during the fourth quarter of 2002 (see
Note 5). In addition to reducing the overhead expenses associated with the Zeta division, the integration of Signia into the Communications & Surveillance Systems segment should broaden its capabilities and technological expertise in surveillance and intelligence, while adding valuable new customer relationships.

  The aggregate purchase price was $149,085,000 in cash, including direct acquisition costs, which was financed primarily through an add-on to the Company's revolving credit and term loan facility. See Notes 3 and 10 for details of the Company's credit facility
and  a summary of the November 1, 2002 amendment.   This purchase
price is subject to adjustment upon receipt of a final closing statement of assets and liabilities from the seller.

  The acquisition was accounted for using the purchase method and, accordingly, the purchase price, including direct acquisition
costs,   was   allocated  to  the  assets   acquired   (including
identifiable intangible assets) and liabilities assumed based upon their estimated fair values at the date of acquisition. Independent appraisals were used to determine the estimated fair values of the assets acquired and the liabilities assumed, and the excess of cost over fair value was recorded as goodwill. The Company's consolidated statements of operations include the results of operations of Signia from the acquisition date.

  The following table summarizes the recorded fair values of the assets acquired and liabilities assumed at the date of acquisition:

                                                     At November 1, 2002
                                                        (In thousands)
                                                        --------------

  Accounts receivable                                      $ 8,243
  Inventories                                                9,816
  Other current assets                                       2,289
  Property and equipment                                    19,269
  Intangible assets subject to amortization
    (26.5 year weighted-average useful life):
    Trade names and trademarks (10 year
     useful life)                             $ 1,581
    Patents and proprietary technology
     (15 year useful life)                     13,801
    Customer relationships (31 year
     useful life)                              40,912
                                              -------
                                                            56,294
  Goodwill                                                  63,087
                                                          ---------
      Total assets acquired                                158,998
                                                          ---------
  Accounts payable                                          (2,189)
  Other current liabilities                                 (7,563)
  Long-term debt                                              (161)
                                                          ---------
      Total liabilities assumed                             (9,913)
                                                          ---------
      Net assets acquired                                 $149,085
                                                          =========

 The $63,087,000 of goodwill was assigned to the Company's Communications & Surveillance Systems segment. All of the goodwill is expected to be deductible for tax purposes. For further information regarding the Company's goodwill and other intangible assets, see Note 9.

  The following unaudited pro forma consolidated results of operations for the years ended December 31, 2002 and 2001 have been prepared as though the acquisition occurred as of the beginning of each of those years:
----------------------------------------------------------------------------
Year ended December 31,                                2002        2001
----------------------------------------------------------------------------
(In thousands except per share amounts)

Revenue                                            $364,098    $329,136
Loss before income taxes                             (8,355)       (637)
Net loss                                             (4,637)     (1,795)
Loss per share - basic and diluted                    $(.24)      $(.13)

  The unaudited pro forma consolidated results of operations have been prepared for comparative purposes only and do not purport to be indicative of the actual results that would have been achieved had the acquisition taken place as of January 1, 2001 or in the
future.   The pro forma net loss for 2001 resulted primarily from
the additional interest expense that would have been incurred assuming that the acquisition was financed through an addition to the Company's debt and does not consider alternative financing or interest rate risk reduction options that the Company could have
employed.   In  addition,  both  the  2002  and  2001  pro  forma
presentations  include  a  one-time  expense  of   $940,000   for
retention bonuses accrued for certain key Signia employees.

  On September 29, 2000, the Company acquired all of the outstanding common stock of Tech-Sym for a total purchase price of $186,372,000 paid in cash, including direct acquisition costs. Concurrent with this acquisition, the Company sold TRAK and CrossLink, two former subsidiaries of Tech-Sym, to a company affiliated with IDT through common ownership for $50,500,000. The acquisition was accounted for using the purchase method and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the acquisition date. The Company's consolidated statements of operations include the results of operations of the acquired business from the acquisition date.

  The components of the acquisition were as follows:

                                               (In thousands)
                                               --------------
    Fair value of assets acquired,
      including cash of $30,411,000               $134,183
    Fair value of liabilities assumed              (37,243)
    Goodwill                                        38,932
                                                  ---------
    Purchase price, net of proceeds from
      divested businesses                         $135,872
                                                  ========

  The following unaudited pro forma consolidated results of operations for the year ended December 31, 2000 have been prepared as though the acquisition occurred as of the beginning of that period:
-----------------------------------------------------------------------
Year ended December 31,                                       2000
-----------------------------------------------------------------------
(In thousands except per share amounts)

Revenue                                                   $266,956
Loss before income taxes                                    (2,639)
Net loss                                                    (6,040)
Net loss per share - basic and diluted                       $(.56)

  The unaudited pro forma consolidated results of operations have been prepared for comparative purposes only and do not purport to be indicative of the actual results that would have been achieved had the acquisition taken place as of January 1, 2000 or in the future.

NOTE 5 - REORGANIZATION

  In an effort to reduce overhead costs and take advantage of available business synergies, in the fourth quarter of 2002 the Company reorganized and combined its Zeta division with Signia. Signia assumed all management and administrative responsibilities
for   Zeta,  resulting  in  the  termination  of  fourteen   Zeta
employees.   Severance costs associated with  these  terminations
totaled $250,000 and are included in "Selling, general and administrative expenses" in the Company's consolidated statement
of  operations  for  the  year  ended  December  31,  2002.   The
Company's $250,000 severance liability is included in "Accrued compensation" in its December 31, 2002 consolidated balance sheet.

  As part of the reorganization, management undertook an extensive review of Zeta's product planning, sales, marketing, engineering, production, overhead structure, management, customer relationships, and in-process order fulfillment. This review resulted in upward revisions of cost estimates on several under-performing in-process jobs. The fourth quarter 2002 impact of this change in estimate was a $1,500,000 reduction in Zeta's revenues and a $2,600,000 increase in their cost of revenues.

  In addition, due to the reorganization and combination, the Company determined the value of the reorganized Zeta division using a discounted cash flow model and wrote-off the remaining unamortized
goodwill balance associated with the division.   This $3,012,000
charge is reflected as a "Goodwill impairment charge" in the Company's consolidated statement of operations for the year ended December 31, 2002.

NOTE 6 - ACCOUNTS RECEIVABLE

  Accounts receivable, which includes both billed and unbilled receivable amounts, are composed of the following:
----------------------------------------------------------------------------
 December 31,                                         2002        2001
----------------------------------------------------------------------------
 (In thousands)

Billed
  U.S. Government and prime contractors             $30,193    $ 15,981
  Foreign governments                                 9,037       3,215
  Commercial                                          3,845       3,293
----------------------------------------------------------------------------
                                                     43,075      22,489
----------------------------------------------------------------------------

Unbilled
  U.S. Government and prime contractors              78,572      69,464
  Foreign governments                                11,777      20,585
  Commercial                                          1,102       1,883
----------------------------------------------------------------------------
                                                     91,451      91,932
----------------------------------------------------------------------------
Total accounts receivable                           134,526     114,421
Less allowance for doubtful accounts                    222         558
----------------------------------------------------------------------------
Accounts receivable, net                           $134,304    $113,863
============================================================================

  The increase in the Company's billed accounts receivable from December 31, 2001 was due in part to the acquisition of Signia in November 2002. Signia's accounts receivable at December 31, 2002
totaled  $5,208,000.   As Signia has no long-term  contracts,  no
portion of this balance was unbilled.

  Amounts included in unbilled receivables comprise earned contract amounts for which billings have not yet been presented. The requirements for billing are those commonly found in contracting situations, such as meeting contractual milestones. Substantially all amounts not billed at December 31, 2002 will be billed during 2003. It is also anticipated that substantially all billed and unbilled accounts receivable will be collected within one year.

  Although the Company has a concentration of credit risk with the U.S. Government, it has not historically experienced substantial collection losses on U.S. Government contracts. In addition, the Company's foreign receivables are generally supported by letters of credit from the customers and, as such, they are not subject to economic conditions that would subject the Company to unusual collection risk. The Company does not generally require collateral to support its accounts receivable.

  Requests for equitable adjustments to contract value are filed in the ordinary course of business. There were no significant contract claims outstanding at December 31, 2002.

  The Company has no significant balances billed under retainage provisions or other items subject to uncertainty concerning their determination or ultimate resolution.

NOTE 7 - INVENTORIES

  Inventories consist of the following:
---------------------------------------------------------------------
 December 31,                                      2002      2001
---------------------------------------------------------------------
 (In thousands)

Stock materials                                  $14,983   $12,179
Work-in-process                                   10,525     8,605
Finished goods                                     3,363       461
---------------------------------------------------------------------
                                                  28,871    21,245
Less reserve for excess and obsolescence           8,629     7,678
---------------------------------------------------------------------
Inventories, net                                 $20,242   $13,567
=====================================================================

  Inventories purchased in the Signia acquisition increased the Company's stock materials, work-in-process, and finished goods inventory balances by $4,397,000, $4,891,000, and $3,270,000, respectively, and increased the reserve for excess and obsolescence by $2,107,000.

  Work-in-process  and  finished  goods  inventories   consist
primarily of electronic components for use in fulfilling current and future contracts.

NOTE 8 - PROPERTY AND EQUIPMENT, NET

  Property and equipment consists of the following:
------------------------------------------------------------------------
 December 31,                                         2002        2001
------------------------------------------------------------------------
 (In thousands)

Land, buildings and leasehold improvements           $42,431   $ 25,827
Machinery and equipment                               65,356     57,669
Office equipment                                      21,672     19,258
Construction-in-process                                3,586      2,549
------------------------------------------------------------------------
Total                                                133,045    105,303
Less accumulated depreciation and amortization        71,043     59,755
------------------------------------------------------------------------
Total                                                $62,002   $ 45,548
========================================================================

  Property  and equipment purchased in the Signia  acquisition
included   land,   buildings   and  leasehold   improvements   of
$14,919,000, machinery and equipment of $3,945,000, and office equipment of $405,000.

NOTE 9 - GOODWILL AND OTHER INTANGIBLE ASSETS

  Effective January 1, 2002, the Company adopted the provisions  of
FASB   Statement  of  Financial  Accounting  Standards  No.  142,
Goodwill and Other Intangible Assets ("SFAS 142"), under which the Company's goodwill is no longer amortized and is instead subject to annual impairment tests using a new fair value based
approach.   The  Company's  other  recorded  intangible   assets,
substantially all of which were acquired in the Company's November 1, 2002 acquisition of Signia (see Note 4), are being amortized over their remaining estimated useful lives.

Goodwill

  The Company completed the transitional impairment testing and reallocation of goodwill to its business units in the second quarter of 2002. For impairment testing purposes, the Company determined the value of its individual business units using a discounted cash flow model, a guideline company model, and a transaction model, and by observation of demonstrable fair values of comparable entities. The Company determined that there was no
impairment   of   its  goodwill  as  of  the  January   1,   2002
implementation date of SFAS 142.

  Changes in the carrying amount of the Company's goodwill for the year ended December 31, 2002 were as follows:
-------------------------------------------------------------------------------
                                Electronic  Diagnostics  Communications
                                  Combat     & Power     & Surveillance
                                 Systems     Systems        Systems      Total
-------------------------------------------------------------------------------
(In thousands)

Balance as of January 1, 2002     $53,221    $20,075      $10,438     $ 83,734
Goodwill acquired in Signia
   acquisition (see Note 4)           ---        ---       63,087       63,087
Zeta goodwill written off
   (see Note 5)                       ---        ---       (3,012)      (3,012)
-------------------------------------------------------------------------------
Balance as of December 31, 2002   $53,221    $20,075      $70,513     $143,809
===============================================================================

  With the adoption of SFAS 142 on January 1, 2002, the Company ceased amortization of its goodwill. The following table presents the pro forma results of the Company for the three years ended
December 31, 2002 on a comparable basis:
-------------------------------------------------------------------------------
Year ended December 31,                         2002        2001        2000
-------------------------------------------------------------------------------
(In thousands except per share amounts)

Reported net income (loss)                   $(4,107)     $2,299      $  605

Add back: goodwill amortization, net of tax      ---       5,153       3,482
-------------------------------------------------------------------------------
Adjusted net income (loss)                   $(4,107)     $7,452      $4,087
===============================================================================

Basic earnings (loss) per share:

Reported net income (loss)                     $(.21)       $.17        $.06

Add  back: goodwill amortization, net of tax     ---         .38         .32
-------------------------------------------------------------------------------
Adjusted net income (loss)                     $(.21)       $.55        $.38
===============================================================================

Diluted earnings (loss) per share:

Reported net income (loss)                     $(.21)       $.15        $.05

Add back: goodwill amortization, net of tax      ---         .34         .29
-------------------------------------------------------------------------------
Adjusted net income (loss)                     $(.21)       $.49        $.34
===============================================================================

Intangible Assets

-------------------------------------------------------------------------------
                                                 As of December 31, 2002
                                    Gross Carrying    Accumulated  Net Carrying
                                        Amount       Amortization     Amount
-------------------------------------------------------------------------------
(In thousands)

Trade names and trademarks             $ 1,581         $  27          $ 1,554
Patents and proprietary technology      13,870           153           13,717
Customer relationships                  40,912           220           40,692
-------------------------------------------------------------------------------
Total                                  $56,363         $ 400          $55,963
===============================================================================

  Annual amortization expense for the next five years should approximate $2,400,000.

NOTE 10 - REVOLVING CREDIT LOAN AND LONG-TERM DEBT

  The Company's six-year revolving credit and term loan facility as amended on November 1, 2002 (see Note 3) provides for a total
credit   facility  of  up  to  $265,000,000,  consisting   of   a
$45,000,000 five-year revolving credit facility, a $40,000,000 five-year term loan ("Term Loan A") and a $180,000,000 six-year term loan ("Term Loan B"). Borrowings under the facility are secured by a pledge of substantially all of the Company's assets. Available borrowings under the revolving credit facility are based on a borrowing base, which is calculated based upon eligible accounts receivable and inventories as defined in the agreement, and bear interest at the base rate or LIBOR plus an applicable margin ranging from 1.00% to 3.00% based upon the Company's leverage ratio. At December 31, 2002, the Company had LIBOR loans outstanding under the revolving credit facility of
$2,500,000,   bearing  interest  at  4.4%,  and   an   additional
$15,124,000 of the credit line was allocated to support the Company's letters of credit, leaving available borrowings under the facility of $27,376,000 as of that date. The term loans bear interest at the base rate or LIBOR plus an applicable margin for each term loan ranging from 1.00% to 4.00% based upon the Company's leverage ratio. At December 31, 2002, outstanding
balances   under  term  loans  A  and  B  were  $36,625,000   and
$179,325,000, respectively, and the interest rates on such loans were 4.76% and 5.4%, respectively. Term loans A and B are payable in graduated installments and mature on March 4, 2007 and March 4, 2008, respectively.

  The amended revolving credit and term loan agreement contains certain financial covenants of the Company, including minimum net worth, minimum EBITDA, and maximum total leverage ratio, and
places   limitations   or  restrictions   on   various   business
transactions,   including   capital  expenditures,   investments,
purchases  of the Company's stock, dividend payments,  and  asset
sales.   The  Company was in compliance with these  covenants  at
December 31, 2002.

  At December 31, 2001, the Company had a similar revolving credit and term loan agreement which provided for a total credit facility of up to $170,000,000. On December 31, 2001, LIBOR loans outstanding under the revolving credit facility were $8,500,000, bearing interest at 5.13%. The outstanding balances under term loans A and B were $43,125,000 and $74,211,000, respectively, and
the   interest  rates  on  such  loans  were  5.15%  and   5.65%,
respectively.

  At December 31, 2002 and 2001, the fair values of the Company's borrowings under its revolving credit and term loan agreements approximated their carrying values based upon the variable nature of the interest rates.

  At December 31, 2001, the Company had a $45,390,000 senior subordinated note. The note had a face value of $51,250,000 and is reflected in the Company's consolidated balance sheet net of an unamortized discount of $5,860,000 at December 31, 2001. The note bore interest at a stated rate of 12% per annum (15.1% effective interest rate) and was scheduled to mature on December 31, 2007. As a part of the subordinated debt agreement, the Company granted the lenders warrants to purchase 659,074 shares of its common stock. In addition, under the terms of the debt agreement, a warrant granted in 1999 to purchase 1,103,621 shares of common stock remained in full force and effect. The warrants were exercisable at any time at the option of the holder at $.01 per share for a period of ten years. The fair values of the warrants were estimated using the Black-Scholes option pricing model and are reflected in the Company's consolidated balance sheet at December 31, 2001 as a debt discount and additional paid in capital. All of these warrants were exercised during 2002. At December 31, 2001, the fair value of the senior subordinated note approximated its carrying value based upon the borrowing rate available to the Company for loans with similar terms and average maturities.

  Long term debt is scheduled to mature as follows:

                            Term Loan  Term Loan    Capital
                                A          B        Leases     Total
-----------------------------------------------------------------------
(In thousands)

2003                         $5,437     $1,800       $111     $7,348
2004                          7,438      1,800        115      9,353
2005                          9,688      1,800         32     11,520
2006                         11,187      1,800        ---     12,987
2007                          2,875      1,800        ---      4,675
Thereafter                      ---    170,325        ---    170,325
-----------------------------------------------------------------------
Total                        36,625    179,325        258    216,208
Less current portion          5,437      1,800        111      7,348
-----------------------------------------------------------------------
Long-term debt              $31,188   $177,525       $147   $208,860
=======================================================================

  The Company's term loan obligations for 2007 and beyond relate primarily to its six-year term loan, which must be paid in full by March 4, 2008. The Company may prepay any obligations under
its revolving credit and term loan facility without penalty.   In
addition, the lenders under the facility may require prepayments from the proceeds of certain transactions, including sales of net assets, issuance of equity securities, insurance/condemnation settlements, and the reversion of surplus assets from pension plans, as well as from any excess cash flows, as defined in the agreement, generated by the Company during a fiscal year.

NOTE 11 - INTEREST RATE SWAP AGREEMENTS

 In October 2000, the Company entered into three interest rate swap agreements with notional amounts of $25,000,000, $10,000,000, and $60,000,000, under which the Company paid fixed interest rates ranging from 6.39% to 6.75% and received a variable LIBOR-based
rate  of  interest  from  the holders of the  agreements.   These
interest rate swap agreements were scheduled to terminate in October 2003, October 2005, and December 2005, respectively. The swap agreements reduced the Company's interest expense by $75,000 in 2000 and increased interest expense by $1,758,000 and $830,000 in 2001 and 2002, respectively. As noted following, these swap agreements were terminated in March 2002.

  On January 1, 2001, the Company adopted SFAS 133 which establishes accounting and reporting standards for derivative instruments,
including  certain  derivative  instruments  embedded  in   other
contracts and for hedging activities. Upon adoption of SFAS 133, the Company recognized a one-time transition adjustment to increase other comprehensive loss by $2,863,000 ($1,775,000 net of income tax benefit), the fair value of the interest rate swaps at January 1, 2001, representing the approximate cost to the Company of terminating the agreements as of that date. In accordance with SFAS 133, this transition adjustment is reflected as a cumulative effect of change in accounting principle, net of income taxes, as a component of the Company's other comprehensive loss in the accompanying consolidated statement of changes in stockholders' equity for the year ended December 31, 2001. At
December 31, 2001, the swap agreements had a fair value of $7,326,000 ($4,542,000 net of tax benefit), resulting in a component of other comprehensive loss for 2001 of $4,463,000 ($2,767,000 net of tax benefit).

  On  March  4,  2002, in connection with its debt  retirement  and
refinancing  (see  Note  3),  the  Company  paid  $7,571,000   to
terminate its interest rate swaps. This expense is reflected as a component of "Refinancing costs" in the Company's consolidated statement of operations for the year ended December 31, 2002.

  On December 31, 2002, the Company entered into an interest rate swap agreement with a notional amount of $115,000,000, under which the Company pays a fixed interest rate of 1.815% and receives a variable LIBOR-based rate of interest from the holder of the agreement. LIBOR rates declined during 2002 to a level of
approximately  1.4%  at December 31, 2002.   As  such,  the  swap
agreement had a negative fair value of $458,000 ($291,000 net of tax benefit), resulting in a loss component of the Company's other comprehensive income for the year ended December 31, 2002 in that amount. The interest rate swap agreement is scheduled to terminate in December 2003, and as such, this component of other comprehensive income can be expected to be reclassified into earnings within the next twelve months.

  There was no impact to earnings due to hedge ineffectiveness during 2001 or 2002.

NOTE 12 - INCOME TAXES

  The provision (benefit) for income taxes consists of:
----------------------------------------------------------------------
 Year ended December 31,                 2002      2001      2000
----------------------------------------------------------------------
(In thousands)

Current:
  Federal                              $ (647)   $ (376)    $ 236
  State                                   341       (65)      (89)
----------------------------------------------------------------------
    Total current                        (306)     (441)      147

Deferred:
  Federal                              (2,051)    4,483     2,340
  State                                  (721)      626       333
----------------------------------------------------------------------
    Total deferred                     (2,772)    5,109     2,673
----------------------------------------------------------------------

Total (benefit) provision for
   income taxes                       $(3,078)   $4,668    $2,820
======================================================================

  Total income tax expense (benefit) differs from the amount computed by applying the statutory federal income tax rate of 35%
to income (loss) before income taxes. The reasons for this
difference are as follows:
----------------------------------------------------------------------
 Year ended December 31,                 2002      2001      2000
----------------------------------------------------------------------
(In thousands)

Tax (benefit) at U.S. federal
  statutory rate                      $(2,515)   $2,438    $1,106
Goodwill amortization                     ---     1,359       937
State income taxes, net of
  federal tax effect                     (247)      632       261
State tax credit                          ---       ---       437
Extraterritorial income exclusion        (591)      ---       ---
Non deductible expenses                   247       148        36
Other                                      28        91        43
----------------------------------------------------------------------
                                      $(3,078)   $4,668    $2,820
======================================================================

  Deferred tax assets and liabilities are based upon the expected future tax consequences of temporary differences between book and tax income. The approximate tax effects of temporary differences were as follows:
----------------------------------------------------------------------
 December 31,                                      2002      2001
----------------------------------------------------------------------
 (In thousands)

Deferred tax assets:
   Inventory reserve                             $3,484    $3,110
   Nondeductible expenses and reserves            4,775     3,406
   Debt costs                                     2,117       ---
   Unrealized loss on derivative instruments        415     2,784
   Unfunded pension liability                     2,127     1,324
   Net operating loss carryforward                5,282     3,286
   Other                                          1,220     1,317
----------------------------------------------------------------------
                                                 19,420    15,227
----------------------------------------------------------------------

Deferred tax liabilities:
   Basis difference in fixed assets               6,629     5,844
   Capitalized software development costs         1,545       ---
   Prepaid expenses                                 535        84
   Pension asset                                    ---     1,153
   Percentage of completion                       1,268     1,078
----------------------------------------------------------------------
                                                  9,977     8,159
----------------------------------------------------------------------
Net deferred tax asset                           $9,443    $7,068
======================================================================

  Additionally, the Company has federal and state net operating loss carryforwards of approximately $11,896,000 and $16,673,000, respectively. The net operating loss carryforwards will expire between 2018 and 2022. The Company also has a credit for alternative minimum taxes of $424,000 which does not expire.

  The above amounts are classified in the consolidated balance sheets as follows:
----------------------------------------------------------------------
 December 31,                                      2002      2001
----------------------------------------------------------------------
 (In thousands)

Net current asset                                $6,456    $7,068
Net noncurrent asset                              2,987       ---
----------------------------------------------------------------------
Net deferred tax asset                           $9,443    $7,068
======================================================================

  In the opinion of management, it is more likely than not that the deferred tax assets will be realized. As such, no valuation reserve is considered necessary.

NOTE 13 - BENEFIT PLANS

  Defined Benefit Pension Plans: Substantially all hourly and salaried employees of PEI are covered by two noncontributory pension plans. The plans provide normal retirement benefits based upon years of credited service and applicable benefit units as defined by the plans. The plans' assets consist principally of investments in balanced mutual funds, which are composed of 50% equity investments and 50% fixed income investments. Participants do not contribute to the plan. PEI's pension plan for salaried employees was amended such that plan participation for new employees was frozen as of July 1, 2000.

  Sierra also has a defined benefit pension plan covering certain of its employees. The plan provides for normal retirement benefits based upon years of service and average compensation for certain years of employment. Sierra amended the plan in 1992 to terminate the accrual of additional benefits for current participants and preclude additional participants from entering the plan.

  The Company makes contributions to its defined benefit pension plans in amounts necessary to satisfy the minimum funding requirements of ERISA. Information regarding the plans for the three years ended December 31, 2002 is as follows:
----------------------------------------------------------------------
 Year ended December 31,                 2002      2001      2000
----------------------------------------------------------------------
(In thousands)

Change in projected benefit obligation:
   Projected benefit obligation at
    beginning of year                 $27,755   $27,214   $25,752
      Service cost                        120        88       444
      Interest cost                     1,930     1,954     1,977
      Amendments                          ---       ---        23
      Actuarial gain                    2,076       683     1,199
      Benefits paid                    (2,172)   (2,184)   (2,181)
----------------------------------------------------------------------
      Projected benefit obligation
        at end of year                $29,709   $27,755   $27,214
======================================================================

Change in plan assets:
   Fair value of plan assets at
    beginning of year                 $27,255   $29,504   $29,472
      Actual return on plan assets     (1,412)   (   49)    1,897
      Employer contribution                72        53       316
      Benefits paid                    (2,172)   (2,184)   (2,181)
      Fees paid                        (   43)   (   69)      ---
----------------------------------------------------------------------
      Fair value of plan assets
        at end of year                $23,700   $27,255   $29,504
======================================================================

Funded status at end of year          $(6,009)  $  (500)  $ 2,290
Unrecognized prior service cost           ---       ---        22
Unrecognized net actuarial loss         9,013     3,485       522
----------------------------------------------------------------------
Net amount recognized                 $ 3,004   $ 2,985   $ 2,834
======================================================================

Amounts recognized in consolidated
  balance sheets consist of ---
    Prepaid benefit cost              $   ---   $   ---   $ 2,834
======================================================================

    Accrued benefit cost              $ 6,009   $   500   $   ---
======================================================================

    Accumulated other comprehensive
      loss                            $ 9,013   $ 3,485   $   ---
======================================================================

  Prepaid benefit costs are included in "Other Assets" in the Company's consolidated balance sheets.

  The components of net periodic pension cost (benefit) and the assumptions used in the determination of net pension benefit costs and benefit obligations are as follows:
---------------------------------------------------------------------------
 Year ended December 31,                      2002      2001       2000
---------------------------------------------------------------------------
(In thousands)

Service cost                               $   120   $    88    $   444
Interest cost                                1,930     1,954      1,977
Expected return on plan assets              (2,142)   (2,415)    (2,430)
Recognized prior service cost                    1         1          1
Recognized net actuarial loss                  192         2         11
---------------------------------------------------------------------------
Net periodic pension cost (benefit)        $   101   $  (370)   $     3
===========================================================================

Weighted-average assumptions:
   Discount rate                              6.5%   7.0%-7.25%     7.5%
   Expected return on plan assets             8.5%      8.5%-9%  8.5%-9%


  Defined Contribution Pension Plans: On July 1, 2000, the defined contribution plans of PEI and Sierra were merged into a single plan, the Integrated Defense Technologies, Inc. Savings Plan ("IDT Savings Plan"), a defined contribution plan qualified under
Section 401(k) of the Internal Revenue Code. On March 1, 2001, the employees of Metric, Continental, and Enterprise also began
participating  in  the  plan.   The  employees  of  Signia  began
participating in the plan on the November 1, 2002 acquisition date.

  Eligible employees of the Company are allowed to contribute a certain percentage of their base salary on a tax-deferred basis to the plan (subject to certain limitations), and the Company matches a portion of this amount on the participant's behalf. The Company's contributions to the plan, and to the predecessor plans of PEI, Sierra, Metric, Continental, and Enterprise, totaled approximately $1,053,000, $2,940,000, and $3,213,000 for the years ended December 31, 2000, 2001, and 2002, respectively.

  Postretirement Health Care and Life Insurance Plans: Sierra has postretirement health care and life insurance plans covering certain of its employees. In 1992, the plans were amended to preclude additional participants from entering the plans and to establish a maximum accrual of additional benefits for current participants. In accordance with FASB Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions ("SFAS 106"), Sierra accrues the costs of such benefits over the period in which active employees become eligible under the existing plans. On June 28, 2002, Sierra amended its postretirement plans to discontinue participation of participants who were not eligible to retire as of that date, resulting in an $888,000 decline in Sierra's accumulated postretirement benefit obligation. In accordance with SFAS 106, this decline has been treated as a negative plan amendment, and the resulting gain is being amortized over 3.64 years, the remaining service period to retirement for the plan participants who were no longer eligible for benefits on the date of the amendment.

  Information regarding Sierra's postretirement benefit plans for the three years ended December 31, 2002 is as follows:
---------------------------------------------------------------------------
 Year ended December 31,                       2002      2001      2000
---------------------------------------------------------------------------
(In thousands)

Change in accumulated postretirement
 benefit obligation:
   Accumulated postretirement benefit
    obligation at beginning of year          $5,393    $5,435    $5,453
      Service cost                               25        49        53
      Interest cost                             326       381       399
      Actuarial loss                            (72)      (32)      (72)
      Benefits paid                            (398)     (440)     (398)
      Plan amendments                          (888)      ---       ---
---------------------------------------------------------------------------
      Accumulated postretirement benefit
        obligation at end of year            $4,386    $5,393    $5,435
===========================================================================

Change in plan assets:
   Fair value of plan assets at beginning
    of year                                  $  ---    $  ---    $  ---
      Actual return on plan assets              ---       ---       ---
      Employer contribution                     398       440       398
      Benefits paid                            (398)     (440)     (398)
---------------------------------------------------------------------------
      Fair value of plan assets at end
       of year                               $  ---    $  ---    $  ---
===========================================================================

Funded status at end of year                 $4,386    $5,393    $5,435
Unamortized prior service cost                  766       ---       ---
Unrecognized net actuarial gain                 429       386       354
---------------------------------------------------------------------------
Net amount recognized                        $5,581    $5,779    $5,789
===========================================================================

Amounts recognized in consolidated balance
 sheets consist of-
      Accrued benefit cost                   $5,581    $5,779    $5,789
===========================================================================

  The components of net periodic postretirement benefit cost and the assumptions used in the determination of postretirement benefit costs and benefit obligations are as follows:
---------------------------------------------------------------------------
 Year ended December 31,                       2002      2001      2000
---------------------------------------------------------------------------
(In thousands)

Service cost                                   $ 25      $ 49      $ 53
Interest cost                                   326       381       399
Recognized gains                                (30)      ---       ---
Prior service cost recognized                  (122)      ---       ---
---------------------------------------------------------------------------
Net periodic postretirement benefit cost       $199      $430      $452
===========================================================================

Weighted-average assumptions:
  Discount rate                                6.5%      7.25%      8.0%
  Expected return on plan assets               ---        ---       ---

  As the healthcare benefits to be received from these plans have been frozen, the healthcare cost trend rate has no impact on the
service   and  interest  cost  components  of  the  net  periodic
postretirement benefit cost or on the accumulated postretirement benefit obligation.

  Preretirement Health Benefits: Sierra provides health benefits, primarily disability coverage, for certain inactive employees not covered under existing Sierra insurance policies. In accordance with FASB Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits, Sierra accrues the cost of such benefits in the period in which inactive employees become eligible for such benefits.

  Incentive Compensation Plan: The Company has an incentive compensation plan under which certain officers and other key employees are selected to participate by the Board of Directors. The plan provides for additional compensation to be paid at the Board's discretion based on a formula which considers the Company's income and asset performance. Incentive compensation charged to operations was $1,044,000 and $1,003,000 for the years ended December 31, 2000 and 2001, respectively. The Board did not grant incentive compensation awards for the year ended December 31, 2002.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

  Operating Leases - The Company has noncancelable operating leases primarily for office space and manufacturing equipment. Subleases and contingent rentals are not significant. Total rent expense for all operating leases was $3,663,000, $4,935,000, and $5,008,000 for the years ended December 31, 2000, 2001, and 2002, respectively.

  Future minimum lease payments required under noncancelable operating leases at December 31, 2002 are as follows:
-------------------------------------------------------------
(In thousands)

2003                                              $5,083
2004                                               4,446
2005                                               4,145
2006                                               4,100
2007                                               2,059
Thereafter                                           421
-------------------------------------------------------------
                                                 $20,254
=============================================================

  Letters of Credit - At December 31, 2002, the Company had outstanding letters of credit of approximately $15,124,000. These letters of credit, substantially all of which expire in 2003, relate primarily to the Company's contracts with foreign governments.

  Claims and Legal Proceedings - Various claims and legal proceedings have been or may be asserted or instituted against the Company in the ordinary course of business. In addition, many of the Company's contracts are subject to final negotiation or adjustment with the customer in the ordinary course of business. Although the ultimate costs of these matters cannot be predicted with certainty, the outcomes of such actions are not expected, either individually or in the aggregate, to result in a material adverse effect on the Company's business, results of operations, or financial condition.

  In July 2000, prior to its acquisition by the Company, Tech-Sym received a Section 104(e) Request for Information from the
National Park Service ("NPS") pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") regarding a former uranium mine site located in the Grand Canyon. Tech-Sym's predecessor operated this uranium mine from 1956 to 1967. In 1962, the land was sold to the U.S. Government, although the mining rights for the next twenty-five years were retained. Tech-Sym sold the mining rights in 1967, and
the   Company   believes  that  the  mine  was   operated   until
approximately 1972. The Company believes that there are several other companies in the chain of title to the mining rights subsequent to Tech-Sym, and accordingly, that there are several
other   potentially   responsible  parties   ("PRPs")   for   the
environmental  conditions  at  the  site,  including   the   U.S.
Government as owner of the land. The NPS has not yet made a demand on IDT, nor to the Company's knowledge on any other PRP, nor has it listed the site on the National Priority list of
contaminated  sites.  The  Company  has  retained   a   technical
consultant in connection with this matter and has evaluated and been in communication with NPS regarding actions that may be required by all PRPs. The Company cannot at present determine the ultimate financial implications of this matter, but does not believe the total costs of the matter will be material based upon its knowledge of current facts and circumstances.

NOTE 15 - SEGMENT INFORMATION

  The Company's business presently consists of three operating segments: Electronic Combat Systems, Diagnostics & Power Systems, and Communications & Surveillance Systems. These reportable segments are defined primarily by their economic characteristics, the nature of their products and services, and by their class of customer. As further described in Notes 1 and 4, the Company has been built upon acquisitions of business entities, including the acquisition of Tech-Sym on September 29, 2000. Since this business acquisition addressed two of the Company's three operating segments, the Company did not operate in each business segment in full in 2000. In addition, the Communications & Surveillance Systems segment includes only two months of Signia's results of operations in 2002.

  The Electronic Combat Systems segment, consisting of Sierra and Metric, designs, integrates, manufactures, and sells electronics and avionics equipment primarily to the U.S. Government for military, civil and governmental uses, and designs, manufactures and supports advanced test and evaluation systems, rangeless air combat training systems, threat simulation equipment, high power transmitters, and control subsystems for both guided bombs and missile launching systems for the U.S. Department of Defense, major defense prime contractors and foreign government defense agencies.

  The Diagnostics & Power Systems segment, consisting of PEI, is a contractor primarily to the U.S. Government and foreign governments, and designs, manufactures and supports test equipment, vehicle electronics systems and energy management systems primarily for military combat vehicle applications.

  The Communications & Surveillance Systems segment, consisting of Enterprise, Continental, Zeta, and Signia, designs and manufactures meteorological surveillance and analysis systems, more commonly known as Doppler weather radar systems, and designs and produces advanced electronics systems, subsystems, components, and radio frequency surveillance equipment for the defense, aerospace and communications industries for U.S. and foreign government agencies and commercial customers.

  The Company evaluates performance of the operating segments based upon revenue and earnings before interest, taxes, depreciation, and amortization ("EBITDA") (1), calculated as income from operations plus depreciation and amortization, including goodwill amortization and any goodwill impairment charge. The accounting policies of the operating segments are consistent across segments and are the same as those described for the Company as a whole in
Note 2. Sales among the operating segments are insignificant. With the exception of debt issuance cost amortization related to the Company's revolving credit and term loan facility (see Note
3), the Company's corporate expenses are allocated in full to the segments on the basis of relative employment, revenue, and selected assets. Corporate assets and expenses are included in "All other" in the following tables.

  The following table sets forth revenue for each of the Company's operating segments, together with other financial information related to EBITDA, depreciation and amortization expense, and expenditures for long-lived assets attributable to the operating
segments, for the three years ended December 31, 2002.   The
depreciation  and amortization  expense  amounts  for  2001  and
2000  have   been reallocated  to  the  segments  to reflect  the
reallocation of goodwill in accordance with SFAS 142 and the movement of capitalized debt issuance costs to the Corporate level.

--------------------------------------------------------------------------
 Year ended December 31,                      2002       2001       2000
--------------------------------------------------------------------------
(In thousands)

Revenues from unaffiliated customers:
   Electronic Combat Systems              $152,994   $130,139   $ 84,344
   Diagnostics & Power Systems              84,072     72,201     60,207
   Communications & Surveillance Systems    67,039     60,426     34,836
   All other                                   256      1,186      1,186
--------------------------------------------------------------------------
Total                                     $304,361   $263,952   $180,573
==========================================================================

Other financial information:
EBITDA (1):
   Electronic Combat Systems               $27,921   $ 28,012   $ 14,755
   Diagnostics & Power Systems              10,551      9,748      8,262
   Communications & Surveillance Systems     4,126      6,282      3,920
   All other                                  (367)      (155)       718
--------------------------------------------------------------------------
Total                                      $42,231   $ 43,887   $ 27,655
==========================================================================

Depreciation and amortization expense:
   Electronic Combat Systems               $ 7,222   $ 10,631   $  6,546
   Diagnostics & Power Systems               1,745      3,472      3,516
   Communications & Surveillance Systems     2,624      2,799      1,267
   All other                                   878        984      1,345
--------------------------------------------------------------------------
Total                                      $12,469   $ 17,886   $ 12,674
==========================================================================

Expenditures for long-lived assets (2):
   Electronic Combat Systems                $5,408   $ 3,012    $  1,857
   Diagnostics & Power Systems               1,920     1,745       2,075
   Communications & Surveillance Systems     3,618     1,708       1,224
   All other                                   277       124          22
--------------------------------------------------------------------------
Total                                     $ 11,223   $ 6,589    $  5,178
==========================================================================

(1) EBITDA is not a presentation made in accordance with U.S. GAAP, and as such, it should not be considered in isolation or as a substitute for net income (loss), cash flows from operating activities, or other income or cash flow statement data prepared in accordance with U.S. GAAP, or as a measure of profitability or liquidity. The Company monitors EBITDA by segment to determine each segment's ability to satisfy its debt service, capital expenditures, and working capital requirements and because certain covenants in the Company's revolving credit and term loan facility are based upon similar measures. The Company's EBITDA is not necessarily comparable to other similarly titled captions used by other companies. A reconciliation of the Company's EBITDA to income (loss) before income taxes is presented in the following table.

(2) Includes purchases of property and equipment and capitalization of internally developed software.

  Reconciliation of EBITDA to income (loss) before income taxes:

--------------------------------------------------------------------------
 Year ended December 31,                        2002       2001       2000
--------------------------------------------------------------------------
(In thousands)

EBITDA                                       $42,231    $43,887    $27,655
Less: Depreciation and amortization expense   12,470     17,886     12,674
      Interest expense                         8,270     19,437     10,064
      Refinancing costs                       25,748        ---      1,492
      Goodwill impairment charge               3,012        ---        ---
      Other income - net                      (   84)      (403)       ---
--------------------------------------------------------------------------
Income (loss) before income taxes            $(7,185)   $ 6,967    $ 3,425
==========================================================================

  The  Company's  business  is dependent upon  sales  to  the  U.S.
Government  and to its prime contractors.   Direct sales  to  the
U.S.  Government  totaled  approximately  $107,200,000  (59%   of
revenue), $160,771,000 (61% of revenue) and $165,699,000 (54%  of revenue) in 2000, 2001 and 2002, respectively. These revenues are
attributed  primarily  to  the  Electronic  Combat  Systems   and
Diagnostics & Power Systems segments. The U.S. Government was the only customer accounting for more than 10% of consolidated revenue in any of the periods presented.

  The following table presents total assets for each of the
Company's  operating segments as of December 31, 2002  and  2001.
The  December  31, 2001 asset balances have been reclassified  to reflect the reallocation of goodwill in accordance with SFAS  142 and  to  move  capitalized debt issuance costs to  the  Corporate level.
--------------------------------------------------------------------------
 December 31,                                              2002       2001
--------------------------------------------------------------------------
 (In thousands)

Total assets:
   Electronic Combat Systems                           $163,615   $148,668
   Diagnostics & Power Systems                           57,216     50,743
   Communications & Surveillance Systems                202,004     57,184
   All other                                             24,865     21,703
--------------------------------------------------------------------------
Total                                                  $447,700   $278,298
==========================================================================

  The increase in Communications & Surveillance Systems' assets is due primarily to the acquisition of Signia in the fourth quarter of 2002 (see Note 4). At December 31, 2002, Signia had assets of $154,078,000, including goodwill of $63,087,000 and intangible assets of $55,894,000. This increase was partially offset by a $5,440,000 decline in the segment's accounts receivable and a $4,076,000 decline in its inventories due in part to the Zeta cost revisions discussed in Note 5.

  The  Company operates and generates its revenues primarily in the
United  States.  The  following  table  presents  revenues   from
unaffiliated  customers by geographic area for  the  three  years ended December 31, 2002 and long-lived assets by geographic  area at December 31, 2002 and 2001. For purposes of this presentation, revenues are attributed to geographic area based upon customer location. Long-lived assets include property and equipment, goodwill and other intangible assets, noncurrent deferred income tax assets, and all other noncurrent assets.
-------------------------------------------------------------------------
Year ended December 31,                     2002       2001       2000
-------------------------------------------------------------------------
(In thousands)

Revenue from unaffiliated customers:
   U.S.                                 $267,086   $204,617   $157,266
   International                          37,275     59,335     23,307
-------------------------------------------------------------------------
     Total                              $304,361   $263,952   $180,573
=========================================================================

-------------------------------------------------------------------------
 December 31,                                          2002       2001
-------------------------------------------------------------------------
 (In thousands)

Long-lived assets:
   U.S.                                            $257,212   $121,152
   International                                     16,330     15,958
-------------------------------------------------------------------------
      Total                                        $273,542   $137,110
=========================================================================

NOTE 16 - RELATED PARTY TRANSACTIONS

  The Company pays Veritas Capital Management, L.L.C. ("Veritas") an annual management fee. Veritas controls the Company's principal stockholder, IDT Holding, L.L.C. The Company paid management fees to Veritas of $675,000 in 2000 and $900,000 in both 2001 and 2002. In addition, in connection with the business acquisitions described in Note 4, the Company paid transaction advisory fees to The Veritas Capital Fund, L.P.
totaling   $3,000,000 and $2,500,000, respectively, in  2000  and
2002.   In  2002, the Company also paid a $1,500,000  transaction
advisory fee to The Veritas Capital Fund, L.P. in connection with its initial public offering on February 27, 2002. The Company was not indebted to its principal stockholder or to Veritas at December 31, 2001 or 2002. Robert B. McKeon and Thomas J. Campbell, the Chairman and Secretary of the Company, respectively, and members of its Board of Directors, are managing members of Veritas.

  William G. Tobin, a member of the Company's Board of Directors and audit committee, is a Managing Director and Chairman of the Defense and Aerospace practice of Korn/Ferry International, an executive search firm. The Company contracted with Korn/Ferry in 2002 to conduct its search for a Chief Operating Officer. During 2002, the Company made payments to Korn/Ferry totaling $179,000
in  connection  with this search.   The search was  completed  in
2002, and all payments to Korn/Ferry in connection with the search have been made.

  Edward N. Ney, a member of the Company's Board of Directors and audit committee, is Chairman Emeritus of Young & Rubicam, an advertising firm for which he previously served as President and Chief Executive Officer. The Company has contracted with Burson-Marsteller, an affiliate of Young & Rubicam, to manage its investor relations functions. During 2002, the Company made payments to Burson-Marsteller totaling $223,000.

NOTE 17 - SUBSEQUENT EVENT

  On February 27, 2003, the Company announced that it had retained Bear, Stearns & Co. Inc. to assist its Board of Directors in
evaluating   strategic   alternatives  in   order   to   maximize
stockholder value.


NOTE 18 - SUMMARY OF QUARTERLY INFORMATION - UNAUDITED

------------------------------------------------------------------------------
Quarter Ended                            March 31  June 30  Sept. 30  Dec. 31
------------------------------------------------------------------------------
(In thousands except per share amounts)

Year ended December 31, 2002:
Revenues                                $ 68,393   $72,099   $75,723  $88,146
Gross profit                              20,115    22,331    20,124   22,056
Goodwill impairment charge                   ---      ---       ---     3,012
Income from operations                     6,355     7,865     8,607    3,922
Refinancing costs                         20,696      ---       ---     5,052
Net income (loss)                       $(11,072)  $ 4,490   $ 4,614  $(2,139)
Earnings (loss) per share:
   Basic                                   $(.70)     $.23      $.23    $(.10)
   Diluted                                 $(.70)     $.21      $.22    $(.10)
Weighted average shares outstanding:
   Basic                                  15,762    19,801    20,216   21,328
   Diluted                                15,762    21,328    21,328   21,328

Year ended December 31, 2001:
Revenues                                $ 58,775   $62,618   $67,868  $74,691
Gross profit                              18,178    17,905    18,872   25,667
Income from operations                     4,753     3,812     5,582   11,854
Net income (loss)                       $(   640)  $(1,242)  $   129  $ 4,052
Earnings (loss) per share:
   Basic                                   $(.05)    $(.09)     $.01     $.30
   Diluted                                 $(.05)    $(.09)     $.01     $.26
Weighted average shares outstanding:
   Basic                                  13,565    13,565    13,565   13,565
   Diluted                                13,565    13,565    15,328   15,328
==============================================================================

For complete descriptions of the refinancing and goodwill impairment charges included in the Company's results of operations, see Notes 3 and 5 and "Refinancing Costs" and "Reorganization" included in Management's Discussion and Analysis of Financial Condition and Results of Operations.


DIVIDEND POLICY

The Company has never declared or paid a cash dividend on its common stock. It is the present policy of the Company's Board of Directors to retain all earnings to finance the Company's operations. In addition, payment of dividends is restricted by the Company's term loan and revolving credit agreement.

PRICE RANGE OF COMMON STOCK

Since February 27, 2002, the Company's common stock has traded on The New York Stock Exchange under the symbol IDE. As of March 20, 2003, there were 21,327,931 shares of common stock outstanding, held by 36 registered stockholders. The following table sets forth, for the four quarterly periods in 2002, the high and low sale prices of the Company's common stock as reported on The New York Stock Exchange.

---------------------------------------------------------------
Period                                        High      Low
---------------------------------------------------------------
First Quarter                               $ 27.75   $ 24.00
Second Quarter                                33.00     27.15
Third Quarter                                 29.43     17.70
Fourth Quarter                                20.95      9.51
===============================================================

CORPORATE HEADQUARTERS

Integrated Defense Technologies, Inc.
110 Wynn Drive
Huntsville, AL 35805
(256) 895-2000
www.integrateddefense.com

TRANSFER AGENT AND REGISTRAR

Bank of New York
101 Barclay Street
New York, New York 10286

INDEPENDENT AUDITORS

Deloitte & Touche LLP
417 20th Street North
Birmingham, AL 35203

ACCESS TO THE COMPANY'S FINANCIAL REPORTS

All of the Company's quarterly earnings releases and financial
filings   with  the  Securities  and  Exchange   Commission,
including the Company's Annual Report on Form 10-K, can be accessed at our Web site: www.integrateddefense.com. Copies of the Company's Annual Report on Form 10-K may also be obtained without charge by contacting Investor Relations via our Web site or by calling (256) 895-2000.

ANNUAL MEETING

The annual meeting of Integrated Defense Technologies, Inc. will be held June 3, 2003, at 10:00 AM at The Metropolitan Club,
1 East 60th Street, New  York, NY, 10021.





            Board Members and Executive Officers


Board of Directors                 Other Executive Officers

Robert B. McKeon                   John J. Sciuto
Chairman                           President and Chief Operating Officer

Thomas J. Keenan                   John W. Wilhoite
Chief Executive Officer            Chief Financial Officer

Thomas J. Campbell                 Colonel James M. Davis, Jr.
Secretary                          Vice President, Business Development

General Richard E. Hawley          Gary A. Smith
                                   Vice President and Chief Technical Officer
General Barry R. McCaffrey
                                   William E. Collins
Edward N. Ney                      Vice President, Administration

Admiral Joseph W. Prueher

Admiral Leighton W. Smith, Jr.

William G. Tobin

General Anthony C. Zinni


Executive Committee

Robert B. McKeon
Thomas J. Campbell


Audit Committee

Edward N. Ney
William G. Tobin
Admiral Leighton W. Smith, Jr.


Compensation Committee

Robert B. McKeon, Chairman
Thomas J. Campbell
Edward N. Ney
Admiral Leighton W. Smith, Jr.


Nominating and Corporate Governance Committee

Robert B. McKeon, Chairman
Thomas J. Campbell